
JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com


05010431


SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2005
WASH, D.C. 190 SECTION

SUPPL


BEST AVAILABLE COPY

By Airmail

3rd August 2005

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: **Johnson Electric Holdings Limited**
File No.: 82-2416

Dear Sirs,

We have enclosed the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(b), under the Securities Exchange Act of 1934.

1. Announcements dated 20th September 2004, 31st October 2004, 3rd December 2004, 16th February 2005, 13th June 2005, 28th June 2005, 27th July 2005
2. Interim Report 2004
3. Circular dated 28th June 2005
4. Annual Report 2005

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Yours sincerely,


BEST AVAILABLE COPY

Susan Yip
Company Secretary



SEC MAIL PROCESSING
RECEIVED
AUG 1 1 2005
WASH. D.C. 190 SECTION



JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Johnson Electric Holdings Limited ("the Company") is pleased to announce that Mrs. Laura May-Lung Cha has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 20th September 2004.

Mrs. Cha, aged 54, was educated in the USA, with a BA degree from the University of Wisconsin and a law degree from the University of Santa Clara. She practised as an attorney in the 80's in San Francisco with Pillsbury, Madison and Sutro, and in Hong Kong with Coudert Brothers. She joined the Securities and Futures Commission in Hong Kong in 1991 as Assistant Director, Corporate Finance; as Executive Director and headed the Corporate Finance Division in 1994 and was appointed Deputy Chairman in 1998 until 2001. In early 2001, she was appointed as a Vice-Chairman of the China Securities Regulatory Commission and became the first person outside the Mainland to join the Chinese Government at the vice-ministerial rank. She resigned from the post in early September 2004. She is a Council member of the Hong Kong University of Science and Technology, and a former member of the Committee of 100 in the USA.

There is no service contract between Mrs. Cha and the Company. Mrs. Cha is appointed for a term of two years subject to retirement and re-election by shareholders at the next annual general meeting pursuant to Bye-law 100 of the Company's Bye-Laws at which time she will be eligible for re-election. Thereafter, she will be subject to retirement by rotation and re-election at annual general meetings pursuant to Bye-law 109(A) of the Company's Bye-Laws. The director's fee for each independent non-executive director is currently USD20,000 per annum plus additional attendance fee of USD5,000 for each additional full board meeting. The fee for serving on the Audit Committee is HKD50,000 per annum.

Mrs. Cha does not hold any position with the Company and other members of the Company immediately before the date of her appointment, nor has any directorship in other listed public companies in the last three years. She is not connected with any director, senior management, substantial shareholders or controlling shareholders of the Company. She does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mrs. Cha is not aware of any matter that needs to be brought to the attention of the shareholders of the Company.

The Board takes this opportunity to welcome Mrs. Cha to join the Board.

By Order of the Board
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 20th September 2004

As at the date of this announcement, the Board comprises of Wang Koo Yik Chun (Honorary Chairman), Patrick Wang Shui Chung (Chairman and Chief Executive), Winnie Wang Wing Yee (Vice-Chairman), Richard Wang Li-Chung (Executive Director), Peter Wang Kin Chung (Non-executive Director) and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright and Laura May-Lung Cha being Independent Non-executive Directors.

JOHNSON ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

For immediate release

Johnson Electric Acquires 51% Stake in Nanomotion

(Hong Kong) October 31, 2004 - Johnson Electric announced today that it has entered into an agreement to acquire a 51% stake in Nanomotion Ltd., an Israeli maker of high precision piezo ceramic motors, for an undisclosed amount. The acquisition marks the first phase of a strategic program to strengthen Johnson Electric's growth-leader position in the micromotor market. The investors comprising the remaining 49% include Clal Electronics Industries Ltd., a leading Israeli conglomerate, and major venture capital funds such as Marathon, Infinity, Yozma, Polaris and others. The investor group believes strongly in the partnership with Johnson Electric. They consider the acquisition to be a strategic step in enabling Nanomotion's breakthrough to high volume markets.

"Johnson Electric's intention is to build a portfolio of diverse technologies to address the motion markets of the future," said Jim Dick, Senior Vice President – Strategic Marketing, "Our customers are demanding more power and velocity range from smaller size motors. Nanomotion's engineering strength, in combination with Johnson Electric's global sales reach and manufacturing strength, will open up new markets for ceramic motor technology."

Commenting on the acquisition, Miko De-Levy, President and CEO of Nanomotion said, "We are very pleased as Nanomotion is poised for huge growth because of our imminent entry into mass market applications. Johnson Electric provides us with the necessary marketing and high volume manufacturing strength to make that transition."

Johnson Electric is a global growth and market-share leader in micro motors and integrated motor systems. The Group provides best total cost-solutions to customers in the automotive, power tools, home appliance, business equipment, audio-visual, camera and personal care sectors. Johnson Electric employs 33,000 people in 14 countries, with the majority of the workforce engaged in production activities in China. Design engineering centers are located in China, Japan, USA, Italy and Hong Kong. The Group has a production capacity of 3 million motors per day, and its products are shipped to more than 30 countries for use in over 100 applications. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

Nanomotion designs, manufactures and markets piezo ceramic motors that utilize proprietary breakthrough technology. Nanomotion's motors, which are compact in size, provide exceptional force and speed, along with the ability to achieve precise positioning. They are currently installed in a diverse range of applications, from semiconductors to biomedical, metrology and data storage. Headquartered in Yoqneam, Israel, Nanomotion's products are sold internationally to a customer base that encompasses the USA, Europe, the Middle East and the Far East.

# # #

For more information, please contact:
CT Hew, Golin/Harris Forrest
Tel: 852 – 2501 7963
Fax: 852 – 2810 4780
Email: ct.hew@golinharris.com


Remy

Remy International, Inc.


JOHNSON
ELECTRIC

2902 Enterprise Drive • Anderson, Indiana 46013 USA 765-778-6607

For Immediate Release **February 16, 2005**

Contact: John Pyzik
765-778-6607

Remy and Johnson Electric sign Strategic Agreement

Anderson, Indiana, U.S.A..... Remy International, Inc., ("Remy") and Johnson Electric Holdings Limited ("Johnson Electric") based in Hong Kong, announce the signing of a strategic cooperative agreement. Under the terms of the agreement, Johnson Electric will supply Remy with components, motor assemblies and support services for Remy's Wholly Foreign-Owned Enterprise ("WFOE") located in Shajing, Shenzhen, in the Guangdong province of China.

Remy will lease a 17,000 sq.m. plant to produce alternators and starters for the emerging China market and to support Remy's expanding worldwide customer base. This strategic alliance will supplement Remy's current alternator manufacturing plant, Remy Electricals Hubei Co., Ltd. and the Remy Customer Support Center in Shanghai. Remy's WFOE will be positioned to offer a reliable, low-cost, manufacturing base for production activities, focusing on the China domestic market, which is expected to grow from 5.7 million vehicles in 2005 to more than 8.7 million by 2010.

"Johnson Electric's integrated manufacturing base in China combines supply chain efficiencies and scale advantages in production and procurement. Together, Remy and Johnson Electric share common business strategies for best total cost solutions essential in

the expanding world automotive markets," said Mike Alma, Remy's Vice President of Asia Pacific Operations, who is now based in Hong Kong.

Remy International, Inc., is headquartered in Anderson, Indiana (USA). The company designs, manufactures, remanufactures and distributes electrical, powertrain and related components and provides core exchange services for automobiles and light trucks, heavy-duty trucks and other heavy-duty, off-road and industrial applications. Products include starter motors, alternators, engines, fuel systems and hybrid drive systems. The company serves the aftermarket and original equipment manufacturer market, principally in North America, as well as Europe, Latin America and Asia Pacific.

Johnson Electric is a motor industry growth leader, providing micro motors and integrated motor systems to global customers in the automotive, power tools, home appliances, business equipment, audio-visual and personal care sectors. Design engineering centers are located in Hong Kong, Italy, China, Japan, Israel and the USA. Johnson Electric Holdings Limited is listed on the Hong Kong Stock Exchange (code 179) and is a constituent of the Hang Seng Index.

More information is available at the following companies' websites:

www.johnsonelectric.com
www.remyinc.com

# # #

JOHNSON ELECTRIC

innovating motion

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

ANNUAL GENERAL MEETING HELD ON 27TH JULY 2005 – POLL RESULTS

The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting of Johnson Electric Holdings Limited held at Taishan Room, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27th July 2005 were as follows:

	RESOLUTIONS	No. of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Consolidated Accounts and Reports of the Directors and of the Auditors for the year ended 31st March 2005.	2,653,343,265 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
2.	To declare the final dividend of 11 HK cents, equivalent to 1.41 US cents per share in respect of the year ended 31st March 2005.	2,681,871,371 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
3.	(a) To re-elect Wang Koo Yik Chun as Non-executive Director.	2,512,676,675 (93.6916%)	169,183,196 (6.3084%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(b) To re-elect Arkadi Kuhlmann as Independent Non-executive Director.	2,681,599,971 (99.9906%)	251,900 (0.0094%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(c) To re-elect Oscar De Paula Bernardes Neto as Independent Non-executive Director.	2,681,348,471 (99.9813%)	501,900 (0.0187%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
	(d) To re-elect Laura May-Lung Cha as Independent Non-executive Director.	2,681,395,371 (99.9827%)	464,500 (0.0173%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
4.	To confirm the fees of Directors.	2,676,660,571 (99.8158%)	4,940,300 (0.1842%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors of the Company at a fee to be agreed with the Directors.	2,680,146,071 (99.9450%)	1,473,800 (0.0550%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed.		
6.	To fix the number of Directors and to authorise the Directors to elect or appoint additional Directors.	2,681,863,871 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
7.	To give a general mandate to the Directors to issue, allot and dispose of additional shares of the Company.	2,398,891,093 (89.4488%)	282,969,778 (10.5512%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
8.	To give a general mandate to the Directors to repurchase shares of the Company.	2,677,544,371 (99.8387%)	4,325,500 (0.1613%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		
9.	To extend the general mandate granted to the Directors to issue additional shares repurchased by the Company pursuant to Resolution No. 8.	2,523,658,584 (94.1010%)	158,202,287 (5.8990%)
	As more than 50% of the votes were obtained in favour of this resolution, the resolution was duly passed as an ordinary resolution.		

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Wang Koo Yik Chun (Honorary Chairman), Patrick Wang Shui Chung (Chairman and Chief Executive), Winnie Wang Wing Yee (Vice-Chairman), Richard Wang Li-Chung (Executive Director), Peter Wang Kin Chung (Non-executive Director) and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright and Laura May-Lung Cha being Independent Non-executive Directors.

For and on behalf of
Johnson Electric Holdings Limited
Susan Yip Chee Lan
Company Secretary

Hong Kong, 27th July 2005


JOHNSON
ELECTRIC

innovating motion

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST MARCH 2005

FINANCIAL HIGHLIGHTS

- Total sales US$1,144 million – up 9%
- Operating profits after restructuring charges and provisions were US$154 million, an increase of 20%
- Net earnings attributable to shareholders increased 22% to US$142 million
- Earnings per share increased 22% to 3.86 US cents
- Dividends per share increased 15% to 1.99 US cents
- Johnson Electric's underlying financial position remains exceptionally strong, and taking into account cash and cash equivalents of US$222 million, the Group is essentially debt free

The Directors announce that the audited consolidated profit attributable to shareholders for the year ended 31st March 2005 was US$141,648,000, an increase of 22% over the corresponding year in 2004.

FINANCIAL RESULTS

The audited consolidated profit and loss account for the year ended 31st March 2005 together with comparative figures for the corresponding year in 2004 is set out below:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	2005 US$'000	2004 US$'000
Turnover	2	1,143,783	1,050,707
Cost of sales		(811,292)	(737,215)
Gross profit		332,491	313,492
Other revenues		19,987	15,347
Selling and administrative expenses		(188,164)	(179,078)
Restructuring costs/provisions	3	(9,992)	(21,290)
Operating profit	4	154,322	128,471
Finance costs		(308)	(233)
Share of profits less losses of jointly controlled entities/associated companies		3,249	6,295
Profit before taxation		157,263	134,533
Taxation	5	(15,591)	(17,956)
Profit after taxation		141,672	116,577
Minority interests		(24)	–
Profit attributable to shareholders		141,648	116,577
Dividends		73,005	63,585
Basic earnings per share (US cents)	6	3.86	3.17
Fully diluted earnings per share (US cents)	6	3.86	3.17

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	2005 US$'000	2004 US$'000
Intangibles		43,335	20,074
Properties, plant and equipment		280,563	256,952
Other non-current assets		55,047	76,468
Current assets			
Stocks and work in progress		160,771	116,170
Trade and other receivables	7	278,028	229,582
Other investments		58,813	117,424
Tax recoverable		9,168	5,457
Bank balances and cash		176,321	130,908
		683,101	599,541
Current liabilities			
Trade and other payables	8	182,093	175,280
Current portion of long term loans		92	137
Tax payable		4,466	3,327
Bank loans and overdrafts		12,878	11
		199,529	178,755

8. **Trade and other payables**

The trade and other payables include trade payables of US$128,255,000 (2004: US$118,502,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2005	91,124	15,888	21,243	128,255
Balance at 31st March, 2004	88,740	13,447	16,315	118,502

FINAL DIVIDEND

The Board has resolved to recommend at the forthcoming Annual General Meeting to be held on 27th July 2005 payment of a final dividend of 11 HK cents equivalent to 1.41 US cents per share (2004: 9 HK cents or 1.15 US cents) payable on 29th July 2005 to persons who are registered shareholders of the Company on 27th July 2005 making a total distribution of 15.5 HK cents equivalent to 1.99 US cents per share for the year ended 31st March 2005 (2004: 13.5 HK cents or 1.73 US cents).

CLOSING REGISTER OF MEMBERS

The transfer books and the register of members of the Company will be closed from Friday, 22nd July 2005 to Wednesday, 27th July 2005, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrars, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 21st July 2005.

CHAIRMAN'S STATEMENT

To Our Shareholders,

Johnson Electric achieved a satisfactory improvement in performance in the 2005 financial year compared to the prior year.

Nonetheless, the economic environment for global component manufacturing companies remained challenging. Several of our end-user industries, most notably the automotive sector, are continuing to undergo significant restructuring that inevitably impacts suppliers. For the second year in succession, we faced very severe increases in raw material prices that put pressure on our gross margins.

In this operating environment it was important for the Group to continue to drive for improved operational effectiveness and maintain a tight control on overheads. Results of these efforts were encouraging and reflect the hard work and initiative of Johnson Electric people across the entire company.

Summary of 2004/05 Results

- For the financial year ended 31st March 2005, total sales were a record US$1,144 million, up 9% compared to the 2004 financial year
- Operating profits after restructuring charges and provisions were US$154 million, an increase of 20%
- Net earnings attributable to shareholders increased by 22% to US$142 million or US 3.86 cents per share
- Johnson Electric's underlying financial position remains excellent and, taking into account cash reserves of US$222 million, the Group is essentially debt free.

Dividends

The Board has recommended a final dividend of 1.41 US cents per share, which together with the interim dividend of 0.58 US cents per share, represents a total dividend of 1.99 US cents per share – an increase of 15% over the 2004 financial year.

Sales Environment

Johnson Electric's sales benefited from the combined effects of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains, the strength of the Euro currency against the U.S. Dollar, and product price increases. Nihon Mini Motor represented US$54

Turnover

Total turnover was US$1,144 million, an increase of 9% over the level in the prior year. Unit volume grew approximately 8%.

On a divisional basis, Automotive Motors Group increased by 3% to US$680 million, representing 59% of total turnover. In addition to the effect of the stronger Euro currency, AMG achieved gains in market share, as a result of new product introductions and increasing outsourcing by customers.

Overall sales of the Commercial Motors Group increased over by 19% to a record level of US$464 million, mainly due to the acquisition of the remaining 51% of Nihon Mini Motor, increasing trends of outsourcing by customers and new product introductions.

Gross Margins and Operating Margins

Gross margins as a percentage of sales decreased from 29.8% for 2003/04 to 29.1% for the current year. The increase in global steel and copper prices continued to have an impact on the Group's cost of goods sold and gross margin.

Other revenues were US$20.0 million, up 30.2%, due to an increase of US$4.3 million in scrap sales.

Overall SG&A expenses increased 5.1% to US$188.2 million, and as a percentage of sales, decreased from 17.0% to 16.5%.

Excluding the restructuring costs/provisions, EBIT was US$164.3 million, an increase of US$14.6 million or 9.7%. The increase was mainly due to an increase of US$19.0 million in gross profit and an increase of US$4.7 million in other revenues, partly offset by an increase of US$9.1 million in selling and administrative expenses. The Group's EBIT (before restructuring costs/provisions), as a percentage of sales, increased from 14.2% to 14.4%.

Consistent with Johnson Electric's strategy of restructuring those existing and acquired operations whose strategic location and relative cost position do not meet the current needs of the marketplace, the Group completed the closure of its manufacturing operations at Matamoros in Mexico. The closure costs incurred during the year, together with other restructuring costs incurred amounted to US$10.0 million (US$7.1 million net of tax).

Liquidity and Financial Resources

The Group's financial resources and liquidity remained strong with US$137.3 million cash generated from operations. Net operating cash flow after interest and tax decreased to US$122.8 million, compared to US$184.4 million in the previous year. As at 31st March 2005, the Group's total cash and other investments decreased 5.3% to US$235.1 million, compared to US$248.3 million one year ago. Total debt increased to US$16.0 million.

The Group's principal committed facilities were short-term bank loans of US$12.9 million and long-term loans in Euro totalling US$3.1 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

Funding requirements for capital expenditures are expected to be met by internal cash flows. There are no present plans for material investments or purchases of capital assets other than the Group's regular annual capital expenditures required to maintain its growth in sales.

Financial Management and Treasury Policy

The financial risk management of the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

In relation to the business units based in Hong Kong/China, the major revenue generating currencies continue to be the US dollar, Euro and Japanese Yen; whereas the major currencies in purchase

	2005	2004
	42,667	40,163
NET ASSETS	819,850	734,117
CAPITAL AND RESERVES		
Share capital	5,925	5,925
Reserves	762,115	685,802
Proposed dividends	51,810	42,390
SHAREHOLDERS' FUNDS	819,850	734,117

Note:

1. **Principal accounting policies**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). The accounts are prepared under the historical cost convention except that certain investment properties and other investments are stated at fair value.

HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005. The Group has not adopted these new HKFRSs in these accounts for the year ended 31st March 2005. The Group has commenced an assessment of the impact of adopting the new HKFRSs and has so far concluded that the adoption of the new HKFRSs would not have a significant impact on its results of operations and financial position.

2. **Turnover**

The Group is principally engaged in the manufacture of motors. Revenues recognised during the year are as follows:

	Turnover 2005 US$'000	Turnover 2004 US$'000	Operating profit/(loss) 2005 US$'000	Operating profit/(loss) 2004 US$'000
Operating activities				
Sales of motors	1,143,783	1,050,707	154,322	128,471
Geographical area by manufacturing location				
Asia	783,640	674,750	158,147	140,576
America	80,880	95,764	(9,767)	(16,268)
Europe	279,263	280,193	5,942	4,163
	1,143,783	1,050,707	154,322	128,471

	2005 US$'000	2004 US$'000
Turnover by geographical destinations of customers		
Asia	382,636	317,069
America	315,325	310,861
Europe	445,822	422,777
	1,143,783	1,050,707

3. **Restructuring costs/provisions**

As stated in the 2003/04 annual report, actions had been taken to restructure the manufacturing operations at Matamoros in Mexico. The costs incurred during the year mainly represent further cost for the Mexico plant closure. Other costs mainly comprise severance payments and provisions for other shutdown costs.

	2005 US$'000	2004 US$'000
Asset write-offs (including provision for impairment)	–	11,819
Other costs	9,992	9,471
Total provision	9,992	21,290

4. **Depreciation and amortisation**

During the year, depreciation of US$44,198,000 (2004: US$43,124,000) and amortisation of US$3,313,000 (2004: US$2,736,000) were charged in respect of the Group's properties, plant and equipment and intangible assets respectively.

5. **Taxation**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profit for the year. Overseas tax has been provided at the applicable rates on the estimated assessable profit in respective countries of operations for the year.

	2005 US$'000	2004 US$'000
Current taxation		
Hong Kong profits tax	(8,599)	(7,407)
Overseas taxation	(3,789)	(6,255)
Over/(under) provisions in prior years	1,014	(637)
	(11,374)	(14,299)
Deferred taxation	(3,819)	(2,323)
	(15,193)	(16,622)
Share of taxation attributable to associated companies/ jointly controlled entities	(398)	(1,334)
	(15,591)	(17,956)

6. **Earnings per share**

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$141,648,000 (2004: US$116,577,000).

The basic earnings per share is based on 3,673,788,920 (2004: 3,673,788,920) shares in issue during the year.

There is no significant impact on the fully diluted earnings per share if all the outstanding options are deemed to be issued at no consideration.

7. **Trade and other receivables**

The Group normally grants credit period range from 30 to 90 days to its trade customers. The trade and other receivables include trade receivables of US$230,935,000 (2004: US$198,817,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 31st March, 2005	162,647	36,254	32,034	230,935
Balance at 31st March, 2004	144,704	39,857	14,256	198,817

The Commercial Motors Group ("CMG"), the second of the Group's two main operating divisions, achieved sales of US$464 million – up 19% on the prior year due partly to the acquisition of the remaining 51% of Nihon Mini Motor. The strongest performance in this division came from the Home Appliance business unit which continued to gain market share in floor care and white goods motor applications. Other CMG segments generally have shorter product life-cycles and competition is keen.

Maintaining profitability in the face in sharply higher raw material costs

In last year's report to shareholders, I noted that the rapid escalation in global commodity prices had increased the Group's average cost of both steel and copper by approximately 30%. The same trend regrettably continued for much of the 2005 financial year with the company's weighted average cost of steel increasing by 29%, and the average London spot price of copper increasing by approximately 47%.

Faced with these quite unprecedented and sustained increases in input prices, management has been aggressively working on various initiatives to control production costs and overheads. Where possible, the Group has also moved to increase prices for its motor products to reflect higher raw material costs – especially in new product introductions.

As a result, operating profit margins before restructuring costs and provisions improved slightly to 14.4%, which we consider to be a satisfactory performance given the operating environment of the past year and the fact that new businesses acquired or established during the course of the year had operating margins lower than the average for the Group. Working capital on the other hand increased, largely due to higher raw material price level during the period, though we would expect this negative impact to be temporary.

The results for the year also included a charge of US$10 million for overseas plant restructuring costs and provisions. This is consistent with the Group's previously articulated strategy of enhancing its economics by relocating certain production activities to lower cost locations – principally to China. In the prior year, similar plant restructuring costs and provisions amounted to US$21 million.

Business Development and Long-Term Growth

Johnson Electric is uniquely positioned in the small motor and motor systems industry with the broadest product offering and, we believe, a manufacturing model that offers global customers the lowest total cost solutions to their motor needs.

The main thrusts in our strategy are to continue to drive for efficiency improvements in our core operations, penetrate new market segments that offer profitable opportunities for growth, and to invest in new businesses and activities that effectively leverage our distinct capabilities and know-how in the China component manufacturing sector.

Over the past year we have successfully implemented a series of innovative "factory-floor"-led improvement processes at our primary manufacturing facility in Shajing that are designed to minimise waste and maximise efficiencies in our business systems. For example, we are rapidly approaching the point where we will have essentially eliminated warehouses and will be "flow shipping" to our customers globally.

We continue to search actively for selective motor-related acquisitions that will diversify our product offering and technology capabilities – and which at the same time meet our strict purchase criteria in terms of strategic fit, managerial resources, and price. In October 2004, for example, the Group announced the acquisition of 51% of Nanomotion Ltd. an Israeli producer of high precision piezo ceramic motors. The combination of Nanomotion's proprietary technology with Johnson Electric's market reach and high volume manufacturing strength is expected to open up new market opportunities for the Group.

Two new businesses recently established under the Johnson Electric umbrella to explore growth opportunities in adjacent areas are also making positive progress:

- *Johnson Electric Trading's* goal is to build a sourcing platform in China to supply our global customers with a wide range of motor and motor-related electromechanical components and materials that are not currently manufactured by the Group. Already the operation has "qualified" more than 60 components suppliers in China and the first shipments of traded components to customers were delivered in early 2005.
- *Johnson Electric Capital's* goal is to invest directly in component manufacturing companies in China and overseas that we believe have the potential to be profitably grown by leveraging the Group's substantial China manufacturing resources and expertise. Two initial investments have been made in private PRC businesses in the electrical distribution systems and engine block castings sectors that each offer attractive value-creation opportunities for the Johnson Electric Group.

Outlook

At present, the overall economic outlook for many of our end-user markets remains relatively uncertain and we expect high raw material prices to continue to constrain the potential for margin expansion in the near-term. However, we are confident that our business units have a pipeline of new products which should drive healthy organic growth especially towards the second-half of the 2005/06 financial year. Supplementing growth in the core business, we also anticipate additional contributions from new business enterprises.

On behalf of the Board, I would like to thank all of our customers, shareholders, suppliers, and employees for their continued support.

FINANCIAL REVIEW

Overview

The Group reported profit attributable to shareholders of US$141.6 million, or 3.86 US cents per share for the year ended 31st March 2005, compared to profit attributable to shareholders of US$116.6 million or 3.17 US cents per share in 2003/04.

Profit attributable to shareholders for the year included pre-tax restructuring costs/provisions of US$10.0 million (US$7.1 million net of tax). Excluding the impact of such costs/provisions, profit attributable to shareholders was US$148.7 million, an increase of 12.1%.

In April 2004, the Group acquired the remaining 51% of the equity that it did not already own in Nihon Mini Motor. In October 2004, the Group announced the acquisition of 51% of Nanomotion Ltd. an Israeli producer of high precision piezo ceramic motors. These acquisitions are expected to open up new market opportunities for the Group. In addition, Johnson Electric Trading made initial investments in two Hong Kong-based trading businesses in specialty metals and motor-related products during the last quarter of the year under review, and Johnson Electric Capital made two initial investments in private PRC businesses in the electrical distribution systems and engine block castings sectors.

Total considerations for the above acquisitions and investments amounted to US$40.7 million.

based businesses with revenue and costs essentially in Euro. Hence, their exposure to US dollar is limited to the net position. In the case of Chassis Braking based in North America, the revenue and costs are in US dollars.

Surplus Cash and Debt

The Group follows a policy of prudence in managing its cash balances and maintains a high level of liquidity to ensure that the Group is well placed to take advantage of growth opportunities for the business. The surplus cash is held in US dollars, except certain temporary balances which may be held in such non-US currencies as required from time to time pending specific payments.

As at 31st March 2005, the surplus cash (comprising cash and other investments) decreased to US$235.1 million, down 5.3% from US$248.3 million at the previous year-end. The Group is substantively debt-free, except for loans amounting to US$16.0 million at the balance sheet date (compared to US$3.1 million a year ago).

As at 31st March 2005, 63% of the surplus cash was held in US dollars (compared to 71% a year ago); and the average duration of the Group's interest-bearing securities and time deposits was increased to 0.6 month, compared to 0.5 month previously. Hence, the price sensitivity to interest rate movements and the foreign exchange risk of such investments continued to be immaterial.

Capital Structure

It is the intention of the Group to maintain an appropriate mix of equity and debt to ensure an efficient capital structure over time. At this stage, however, with continuing strong cash flows, there are no immediate requirements for debt finance.

Total debt remained at a low level of US$16.0 million, compared to US$3.1 million at the last year-end, comprising mainly short-term loans and obligations of US$12.9 million.

The Group's borrowings are primarily denominated in US and Hong Kong dollars. Except for the foreign exchange exposure in relation to the loans in Euro obtained by Gate S.r.l., a subsidiary based in Europe, equivalent to approximately US$3.1 million, the Group has no significant exposure to foreign exchange fluctuations in relation to borrowings.

Contingent Liabilities

There are no material contingent liabilities or off balance sheet obligations other than guarantee for credit facilities and trade bills discounted in the ordinary course of business as set out in the accounts.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders.

The Board has received from each independent non-executive director a written confirmation of their independence and has satisfied itself of such independence up to the approval date of this report in accordance with the Listing Rules of The Stock Exchange of Hong Kong Limited.

The monitoring and assessment of certain governance matters are allocated to four committees which operate under defined terms of reference and are required to report to the full board on a regular basis.

Full details of the Corporate Governance Report are set out in the Annual Report 2005 of the Company.

AUDIT COMMITTEE

The Audit Committee is comprised of three independent non-executive directors who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has fully access to the Group's chief internal auditor to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work.

The committee also monitors the appointment and function of the group's external auditor.

INTERNAL CONTROL AND RISK MANAGEMENT

The board is responsible for ensuring that an adequate system of internal controls is maintained within the group, and for reviewing its effectiveness through the Audit Committee.

The group's internal audit department, under the supervision of the chief internal auditor, independently reviews these controls and evaluates their adequacy, effectiveness and compliance, and reports directly to the Audit Committee on a regular basis.

During 2004/05, based on the evaluations made by the management, internal auditors and external auditors, the Audit Committee was satisfied that nothing has come to its attention to cause the Audit Committee to believe that the system of internal control is inadequate; and there is an ongoing process to identify, evaluate and manage significant risks faced by the group.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of the Stock Exchange.

PUBLICATION OF ANNUAL REPORT ON THE STOCK EXCHANGE'S WEBSITE

The Company's 2005 Annual Report containing all information required by paragraphs 45(1) to 45(3) (both paragraphs inclusive) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting period commencing before 1st July 2004 under the transitional arrangements, will be submitted for publication on The Stock Exchange of Hong Kong Limited's website (http://www.hkex.com.hk) on or before 27th June 2005.

BOARD OF DIRECTORS

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Wang Koo Yik Chun (Honorary Chairman), Patrick Wang Shui Chung (Chairman and Chief Executive), Winnie Wang Wing Yee (Vice-Chairman), Richard Wang Li-Chung (Executive Director), Peter Wang Kin Chung (Non-executive Director) and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright and Laura May-Lung Cha being Independent Non-executive Directors.

On behalf of the board of directors
Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 13th June 2005

Website: http://www.johnsonelectric.com



JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

EXCELLENCE IN *MOTORS* SINCE 1959

INTERIM RESULTS ANNOUNCEMENT
FOR THE PERIOD OF SIX MONTHS ENDED 30TH SEPTEMBER 2004

FINANCIAL HIGHLIGHTS

- Turnover up 13.4% to US$576 million
- Operating profit before restructuring charges up 0.5% to US$86.8 million
- Net profit attributable to shareholders down 14.6% to US$69.6 million
- Earnings per share down 14.6% to 1.9 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Operating performance has improved compared to the second half of the last financial year and is on track to achieve a satisfactory improvement in performance for the full year.

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2004 was US$69,605,000, a decrease of 14.6% over the corresponding period in 2003.

FINANCIAL RESULTS

The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2004 together with comparative figures for the corresponding period in 2003 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Unaudited Six months ended 30th September 2004 US$'000	2003 US$'000
Turnover	2	576,364	508,199
Cost of sales		(406,169)	(349,911)
Gross profit		170,195	158,288
Other revenues		10,310	6,873
Selling and administrative expenses		(93,749)	(78,879)
Restructuring costs/provisions	3	(9,992)	–
Operating profit	4	76,764	86,282
Finance costs		(133)	(160)
Share of profits less losses of jointly controlled entities/associated companies		2,759	4,234
Profit before taxation		79,390	90,356
Taxation	5	(9,687)	(8,814)
Profit after taxation		69,703	81,542
Minority interests		(98)	(1)
Profit attributable to shareholders		69,605	81,541
Interim dividend		21,195	21,195
Basic earnings per share (*US cents*)	6	1.9	2.2
Fully diluted earnings per share (*US cents*)	6	N/A	2.2

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30th September 2004 US$'000	Audited 31st March 2004 US$'000
Intangibles		29,083	20,074
Properties, plant and equipment		272,588	256,952
Other non-current assets		61,170	76,468
Current assets			
Stocks and work in progress		138,676	116,170
Trade and other receivables	7	252,869	229,582
Other investments		93,077	117,424
Tax recoverable		5,996	5,457
Bank balances and cash		160,759	130,908
		651,377	599,541
Current liabilities			
Trade and other payables	8	198,999	175,280
Current portion of long term loans		143	137
Tax payable		[illegible]	[illegible]

7. **Trade and other receivables**

The Group allows an average credit period of 30 to 90 days to its trade customers. The trade and other receivables included trade receivables balance of US$214,346,000 (31st March 2004: US$198,817,000). The ageing analysis of trade receivables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2004	169,201	28,163	16,982	214,346
Balance at 31st March 2004	144,704	39,857	14,256	198,817

8. **Trade and other payables**

The trade and other payables included trade payables balance of US$136,692,000 (31st March 2004: US$118,502,000). The ageing analysis of trade payables was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2004	114,562	13,072	9,058	136,692
Balance at 31st March 2004	88,740	13,447	16,315	118,502

CHAIRMAN'S STATEMENT

Overview of Financial Results

For the six months period ended 30th September 2004, Johnson Electric achieved record sales of US$576 million, an increase of 13.4% over the comparable period in 2003. This increase reflected the combined impact of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains, and the strength of the Euro currency against the U.S. dollar. Nihon Mini Motor represented US$29 million of the sales increase during the period.

The consolidated profit attributable to shareholders for the first half of the financial year was US$69.6 million, a decrease of 14.6% over the comparable period in 2003.

The first half profit figure included a charge of approximately US$10 million for overseas plant restructuring costs and provisions. This is consistent with Johnson Electric's previously articulated strategy of relocating certain production activities to lower cost locations – principally to China. In most cases, the near-term cash outflow associated with these transition projects are recovered within two years through profitability and revenue improvements. Excluding the restructuring charges, Johnson Electric's pre-tax operating profit for the first half was US$86.8 million – slightly above the level recorded in the prior year.

In common with many industrial manufacturing businesses, our profit margins have been negatively affected by increased global commodity prices for key raw materials such as steel, copper and plastic. For certain materials and externally sourced components, prices are presently at their highest levels for almost ten years.

Selling and administrative expenses increased on a year-on-year basis due to investments in business infrastructure that occurred in the second half of the previous financial year. No further increases were incurred during the period under review.

Business Improvement and Development Initiatives

Notwithstanding the decline in year-on-year net profit levels, compared to the second half of the 2003-04 financial year the Group's operating profit before restructuring charges for the first half of 2004-05 increased by 36.7%. This represented an improvement in operating profit margins from 11.7% to 15.1%.

This improvement reflected management action to contain and reduce overheads, as well as better scalability and productivity derived from higher sales volumes and on-going production relocation programs. Commodity prices have stabilized somewhat since the rapid escalation occurring towards the end of calendar 2003. Where possible, the Group has moved to increase prices for its motor products to reflect higher input costs – especially in new product introductions.

In addition to initiatives to improve near-term profitability [illegible]

Sales of the Hong Kong-based Body Instrumentation Business Unit, which manufactures micro-motors for doorlock actuators, windshield washer pumps, mirror and headlamp adjusters reached US$79 million, representing a growth of 28% over the same period last year with unit volume up 28%. This growth has resulted from gains in new customer applications which were reported previously and which have now entered into full-scale production.

The Powertrain Management Business Unit, also based in Hong Kong, recorded a 14% improvement in same period sales to US$26 million from US$23 million. Unit volume increased by 31% for fuel system and engine management products as the penetration of electronic throttle control in European vehicles continues to grow.

Engine cooling fan sales of the Powertrain Cooling Business Unit increased by 12.4% to US$122 million due in part to the strong Euro with unit volume up 6%. Strong sales volumes in South America and improved market share in Europe offset weaker sales in North American applications for this business unit.

The Body Climate Business Unit sales declined 14% from last year to US$52 million with unit volume down 3%. The drop was due to a forecast planned reduction in brushless motor sales, softness in European sales volume and customer-delayed new product launches, which will now impact sales only in the coming fiscal year.

The North American-based Chassis Braking Business Unit posted half-year sales of US$56 million, down 6% from the same period of the previous year, with unit volume remaining flat. Lower ABS pump motor and transfer case shift actuator sales have been only partially offset by stronger starter motor sales for the lawn and garden industry.

Commercial Motors Group

Total sales from product application sectors that together form Johnson Electric's Commercial Motors Group amounted to US$241 million, an increase of US$46 million or 24% over the comparable period last year.

Sales to the Power Tool Business Unit increased 13% to US$62 million, with unit volume up 2%. Sales to AC applications including grinders, drills, sanders and saws increased 33% while sales to DC applications including drills, screwdrivers and saws decreased 1%. The outlook for the remainder of the year is good as retailers have worked through their excess inventories and the building/construction market remains stable.

Sales to the Home Appliances sector increased 20% to US$85 million on unit volume growth of 6%. This reflected the higher growth in ventilation products and the continued strong demand for Johnson Electric's blender motor products and the introduction of new products for the washing machine, dishwasher and refrigerator markets. As a result of new floor care launches, sales recorded double-digit growth.

Sales to Business Equipment and Personal Products sectors remained about flat at US$50 million, with unit volume down 9%. In business equipment, sales fell by 7% largely due to the combination of relatively sluggish end-user demand and lower average selling prices in a competitive environment. In personal products, sales decreased by a modest rate of 2% over the period, with the strongest performances coming from shaver and hair clipper motors.

Audio-visual sector sales with the addition of Nihon Mini Motor increased significantly from US$16 million to US$44 million. The growth was mainly due to the Nihon Mini Motor business in an overall very competitive environment. Sales in the second half of the financial year are expected to be stable as the business unit focuses on higher-end products and introduces new motor products to offset increased price competition.

FINANCIAL POSITION AND LIQUIDITY

Cash Flow

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities amounted to US$78.2 million, a reduction of 21.0% as compared to the same period last year mainly due to a reduction in trade payables.

The working capital position continued to be healthy. Based on moving annual total sales, the trade receivables were reduced from 67 to 64 days, due to an on-going improvement process. The [illegible]

Long term loans	2,873	2,921
Other provisions	15,525	16,144
Deferred tax liabilities	21,304	21,093
Minority interests	104	5
	39,806	40,163
NET ASSETS	762,118	734,117
CAPITAL AND RESERVES		
Share capital	5,925	5,925
Reserves	734,998	685,802
Proposed dividends	21,195	42,390
SHAREHOLDERS' FUNDS	762,118	734,117

Note:

1. **Principal accounting policies**

   These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

   These condensed interim accounts should be read in conjunction with the 2004 annual financial statements.

   The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2004.

2. **Turnover**

   The Group is principally engaged in the manufacture of motors. Revenues recognised during the period are as follows:

	Turnover 6 months ended 30th September 2004 US$'000	Turnover 6 months ended 30th September 2003 US$'000	Operating profit 6 months ended 30th September 2004 US$'000	Operating profit 6 months ended 30th September 2003 US$'000
Operating activities				
Sales of motors	576,364	508,199	76,764	86,282
Geographical area by manufacturing location				
Asia	401,981	309,687	87,270	76,651
America	41,032	65,234	(11,542)	1,191
Europe	133,351	133,278	1,036	8,440
	576,364	508,199	76,764	86,282

	6 months ended 30th September 2004 US$'000	2003 US$'000
Turnover by geographical destinations of customers		
Asia	206,350	160,721
America	157,229	150,340
Europe	212,785	197,138
	576,364	508,199

3. **Restructuring costs/provisions**

	6 months ended 30th September 2004 US$'000	2003 US$'000
Severance costs	6,434	-
Other costs	3,558	-
	9,992	-

   Net restructuring costs/provisions is US$9,574,000, after deduction of tax impact of US$418,000.

4. **Depreciation and amortisation**

   During the period, depreciation of US$22,328,000 (2003: US$20,704,000) and amortisation of US$1,584,000 (2003: US$947,000) were charged in respect of the Group's properties, plant and equipment and intangible assets respectively.

5. **Taxation**

   Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September 2004 US$'000	2003 US$'000
Current taxation		
Hong Kong profits tax	6,297	4,789
Overseas taxation	2,310	5,007
	8,607	9,796
Deferred taxation	676	(1,463)
	9,283	8,333
Share of taxation attributable to jointly controlled entities	404	481
	9,687	8,814

6. **Earnings per share**

   The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of US$69,605,000 (2003: US$81,541,000).

   The basic earnings per share is based on 3,673,788,920 (2003: 3,673,788,920) shares in issue during the period.

   No fully diluted earnings per share is calculated for the period ended 30th September 2004 since the exercise prices of the Group's outstanding share options were higher than the average fair value per share of the Group for the six months ended 30th September 2004 and the potential ordinary shares would have no dilutive effect.

   The fully diluted earnings per share for the period ended 30th September 2003 was based on 3,674,216,639 ordinary shares which was the weighted average number of ordinary shares in issue during the period plus the weighted average of 427,719 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

Interim Dividend

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 U.S. cents per share (2003: 4.5 HK cents or 0.58 U.S. cents per share) payable on 3rd January 2005 to shareholders who are on the Register of Members on 28th December 2004.

Prospects

Johnson Electric remains extremely well positioned relative to its competitors in the global micromotor industry and the strategies that we are pursuing should continue to sustain and strengthen the Group's position in the years ahead.

In the near term, however, high raw material prices and an uncertain macro-economic environment are likely to continue to constrain the Group's financial performance. Recent sales trends have been satisfactory and are presently on track to deliver overall annual revenue growth of approximately 10%-11%. Subject to further unanticipated volatility in input costs and end-user demand, gross margin levels for the second half are presently expected to be broadly similar to those recorded in the first half.

In summary, despite a challenging operating environment for global manufacturing businesses, we anticipate a satisfactory improvement in full-year performance compared to the previous financial year.

CLOSING REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 28th December 2004 to 30th December 2004 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 24th December 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

Total group sales for the half-year ended 30th September 2004 were US$576 million, an increase of 13.4% over the US$508 million recorded in the same period in 2003. This increase reflected the combined impact of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains, and the strength of the Euro currency against the U.S. dollar. Nihon Mini Motor represented US$29 million of the sales increase during the period.

Overall sales to Europe were US$213 million (36.9% of total sales) growing by 7.9%. Sales to the Americas were US$157 million (27.3% of total sales), an increase of 4.6%; and sales to the Asia region were US$206 million (35.8% of total sales), an increase of 28.4%.

Gross Margins

Gross margins as a percentage of sales decreased from 31.1% to 29.5% due mainly to the increase in international steel and copper prices, offset partially by recent increases in selling prices mainly in new product introductions.

Compared to the second half of the 2003-04 financial year, gross profit margins improved from 28.6% to 29.5%. This improvement reflects the reduced production overhead costs that were gained by the prior year closure of our Thailand operations and from continued gains in production efficiencies at Johnson Electric's primary manufacturing facilities in China.

Other Revenues

Other revenue increased from US$6.9 million to US$10.3 million and as a percentage of sales has increased to 1.8% from 1.4%. This improvement is mainly due to the increase in the selling price of scrap steel and copper.

Selling and Administrative Expenses

Overall SG&A expenses increased 18.9% to US$93.8 million or 16.3% as a percentage of sales. The increase reflects the full impact of our two acquisitions Nihon Mini Motor and Nidec Johnson Electric audio-visual motor joint venture, as well as the continued impact of the higher Euro. Compared to the second half of the 2003-04 financial year, SG&A for the first half of 2004-05 decreased 6.4% from US$100.2 million to US$93.8 million. This reduction as a percentage of sales from 18.5% to 16.3% reflects management's commitment to maximize use of the current infrastructure and eliminate non-value adding activities.

Restructuring Costs/Provisions

As stated in the 2003-04 annual report, actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico. The closure costs incurred during the period under review together with a final provision for Mexico and other restructuring costs amounted to US$10.0 million. No further restructuring costs associated with the Matamoros plant are expected and it is estimated that the full transition of production activities to the Group's China operation will be completed by March 2005.

Operating Profits

Excluding restructuring costs/provisions, the pre-tax operating profit for the first half was US$86.8 million as compared to US$86.3 million for the same period last year. After the US$10.0 million restructuring charges, operating profits amounted to US$76.8 million. This shows a significant improvement of US$23.3 million (excluding restructuring costs) compared to the second half of the last financial year.

Share of Profit from Jointly Controlled Entities

The Group's share of profit of jointly controlled companies decreased to US$2.8 million from US$4.2 million in the previous year, largely due to Nihon Mini Motor no longer being accounted for as a jointly controlled company but being fully integrated in the Group's profit.

Taxation

Taxes on profit increased 9.9% to US$9.7 million, compared to US$8.8 million in the same period in last year due mainly to a lower tax benefit associated with restructuring charges.

Profit Attributable to Shareholders

Net profit attributable to shareholders for the six months ended 30th September 2004 amounted to US$69.6 million compared to US$81.5 million in the same period in the prior financial year. Earnings per share was 1.9 U.S. cents (2003-04: 2.2 U.S. cents).

SEGMENTAL ANALYSIS

Automotive Motors Group

Overall sales revenue for the Automotive Motors Group was US$335 million for the six-month period ending 30th September 2004. This represents a 7% increase over the same period of the previous year and accounted for 58% of Johnson Electric's total Group revenue.

US$218.2 million one year ago. Total debt increased to US$8.6 million due mainly to the consolidation of short-term bank loan of Nihon Mini Motor. Hence, taking into account total cash and cash equivalents, the Group had no net debt.

Net capital expenditures increased to US$23.8 million from US$17.8 million for the corresponding period last year. This excludes the assets re-purchased, amounting to US$9.4 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$22.3 million, compared with US$20.7 million last year.

The Group's principal committed facilities were long-term loans in Euro totalling US$3.0 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2003-2004.

For this half-year period, of the micromotor sales from Hong Kong/China (not including Johnson Electric Automotive, Inc.), 77% were in US dollars; 11% in Euro for certain sales to Europe; and 12% in Japanese Yen for certain sales to Japan.

HUMAN RESOURCES: INVESTING IN PEOPLE

The Johnson Electric Group employed approximately 33,000 full-time employees, including contract-manufacturing labour, as of 30th September 2004. This increase over last year was due primarily to the inclusion of approximately 1,900 Nihon Mini Motor employees.

The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes which are available to certain groups of employees in Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to select managers and senior executives on the basis of performance measured by such metrics as total shareholder return (TSR) and cash value added (CVA), along with various complementary financial and key operating performance measures.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. Top graduates from each session were assigned executive mentors and post-programme business projects. In addition, Johnson University produced its first batch of Master degree graduates in motor engineering during 2004.

The Group maintains a long-standing commitment to environmental, health and safety (EH&S) and to being a responsible corporate citizen. Good progress was achieved in the implementation of the "Safety is Job One" initiative that was launched in the Group's main manufacturing facility in Shajing, Guangdong Province in 2003.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul *(Chairman)*, Mr. Michael Enright and Mrs. Laura Cha.

During the period, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts for 2005 before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that one of the Independent Non-executive Directors of the Company were not appointed for a specific term but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

All the financial and other related information of the Company required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March 2004, which remain applicable to results announcement in respect of accounting period commencing before 1st July 2004 under the transitional arrangements, will be submitted for publication on The Stock Exchange of Hong Kong Limited's website (http://www.hkex.com.hk) on or before 17th December 2004.

On behalf of the Board
Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 3rd December 2004

Website: http://www.johnsonelectric.com

As at the date of this announcement, the Board of Directors of the Company comprises the following Directors:

Wang Koo Yik Chun (Honorary Chairman), Patrick Wang Shui Chung (Chairman and Chief Executive), Winnie Wang Wing Yee (Vice-Chairman), Richard Wang Li-Chung (Executive Director), Peter Wang Kin Chung (Non-executive Director) and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Arkadi Kuhlmann, Oscar De Paula Bernardes Neto, Michael John Enright and Laura May-Lung Cha being Independent Non-executive Directors.

JOHNSON ELECTRIC

innovating motion

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited ("the Company") will be held at Taishan Room, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27th July 2005 at 12:00 noon for the following purposes:–

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2005;
2. To declare a final dividend in respect of the year ended 31st March 2005;
3. To re-elect the following Directors:
   (a) Ms. Wang Koo Yik Chun as Non-executive Director;
   (b) Mr. Arkadi Kuhlmann as Independent Non-executive Director;
   (c) Mr. Oscar De Paula Bernardes Neto as Independent Non-executive Director;
   (d) Mrs. Laura May-Lung Cha as Independent Non-executive Director;
4. To confirm the fees of Directors;
5. *To re-appoint Auditors and to authorise the Directors to fix their remuneration;*
6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint *additional directors up to the maximum of 15.";*
7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT:**

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

   (c) the aggregate nominal amount of share capital of the Company *allotted or agreed conditionally or unconditionally to be* allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

   (i) a Rights Issue, or

   (ii) the exercise of options granted under the Company's Share Option Scheme,

   shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution:

   "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

   "Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the *Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any* restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";
8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT:**

   (a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

   (b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

   (c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting:";
9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the *aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the* resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board
Susan Yip Chee Lan
Company Secretary

Hong Kong, 28th June 2005

Website: www.johnsonelectric.com

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.
2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the principal place of business of the Company at Johnson Building, 6-22 Dai Shun


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

Interim Report 2004

Excellence in *motors* since 1959

CONTENTS

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2004

HIGHLIGHTS

- Turnover up 13.4% to US$576 million
- Operating profit before restructuring charges up 0.5% to US$86.8 million
- Net profit attributable to shareholders down 14.6% to US$69.6 million
- Earnings per share down 14.6% to 1.9 U.S. cents per share
- Interim dividend of 4.5 HK cents per share (0.58 U.S. cents per share)
- Operating performance has improved compared to the second half of the last financial year and is on track to achieve a satisfactory improvement in performance for the full year

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

For the six months period ended 30th September 2004, Johnson Electric achieved record sales of US$576 million, an increase of 13.4% over the comparable period in 2003. This increase reflected the combined impact of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains, and the strength of the Euro currency against the U.S. dollar. Nihon Mini Motor represented US$29 million of the sales increase during the period.

The consolidated profit attributable to shareholders for the first half of the financial year was US$69.6 million, a decrease of 14.6% over the comparable period in 2003.

The first half profit figure included a charge of approximately US$10 million for overseas plant restructuring costs and provisions. This is consistent with Johnson Electric's previously articulated strategy of relocating certain production activities to lower cost locations – principally to China. In most cases, the near-term cash outflow associated with these transition projects are recovered within two years through profitability and revenue improvements. Excluding the restructuring charges, Johnson Electric's pre-tax operating profit for the first half was US$86.8 million – slightly above the level recorded in the prior year.

In common with many industrial manufacturing businesses, our profit margins have been negatively affected by increased global commodity prices for key raw materials such as steel, copper and plastic. For certain materials and externally sourced components, prices are presently at their highest levels for almost ten years.

Selling and administrative expenses increased on a year-on-year basis due to investments in business infrastructure that occurred in the second half of the previous financial year. No further increases were incurred during the period under review.

BUSINESS IMPROVEMENT AND DEVELOPMENT INITIATIVES

Notwithstanding the decline in year-on-year net profit levels, compared to the second half of the 2003-04 financial year the Group's operating profit before restructuring charges for the first half of 2004-05 increased by 36.7%. This represented an improvement in operating profit margins from 11.7% to 15.1%.

This improvement reflected management action to contain and reduce overheads, as well as better scalability and productivity derived from higher sales volumes and on-going production relocation programs. Commodity prices have stabilized somewhat since the rapid escalation occurring towards the end of calendar 2003. Where possible, the Group has moved to increase prices for its motor products to reflect higher input costs – especially in new product introductions.

In addition to initiatives to improve near-term profitability in the core business operations, the Group is also actively exploring a number of new business opportunities of both an organic and acquisitive nature.

In October 2004, shortly after the period under review, Johnson Electric announced that it had agreed to acquire 51% of Nanomotion Ltd., an Israeli producer of high precision piezo ceramic motors. By combining Nanomotion's proprietary technology with Johnson Electric's market reach and high volume manufacturing strength, the acquisition is expected to open up new market segments for the Group.

INTERIM DIVIDEND

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 U.S. cents per share (2003: 4.5 HK cents or 0.58 U.S. cents per share) payable on 3rd January 2005 to shareholders who are on the Register of Members on 28th December 2004.

PROSPECTS

Johnson Electric remains extremely well positioned relative to its competitors in the global micromotor industry and the strategies that we are pursuing should continue to sustain and strengthen the Group's position in the years ahead.

In the near term, however, high raw material prices and an uncertain macro-economic environment are likely to continue to constrain the Group's financial performance. Recent sales trends have been satisfactory and are presently on track to deliver overall annual revenue growth of approximately 10% - 11%. Subject to further unanticipated volatility in input costs and end-user demand, gross margin levels for the second half are presently expected to be broadly similar to those recorded in the first half.

In summary, despite a challenging operating environment for global manufacturing businesses, we anticipate a satisfactory improvement in full-year performance compared to the previous financial year.

Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 3rd December 2004

CLOSING REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 28th December 2004 to 30th December 2004 (both days inclusive), during which period no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong (not the Registrars in Bermuda), not later than 4:00 p.m. on 24th December 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

Total group sales for the half-year ended 30th September 2004 were US$576 million, an increase of 13.4% over the US$508 million recorded in the same period in 2003. This increase reflected the combined impact of acquiring the remaining 51% of Nihon Mini Motor not already owned by the Group, incremental new business gains and the strength of the Euro currency against the U.S. dollar. Nihon Mini Motor represented US$29 million of the sales increase during the period.

Overall sales to Europe were US$213 million (36.9% of total sales) growing by 7.9%. Sales to the Americas were US$157 million (27.3% of total sales), an increase of 4.6%; and sales to the Asia region were US$206 million (35.8% of total sales), an increase of 28.4%.

GROSS MARGINS

Gross margins as a percentage of sales decreased from 31.1% to 29.5% due mainly to the increase in international steel and copper prices, offset partially by recent increases in selling prices mainly in new product introductions.

Compared to the second half of the 2003-04 financial year, gross profit margins improved from 28.6% to 29.5%. This improvement reflects the reduced production overhead costs that were gained by the prior year closure of our Thailand operations and from continued gains in production efficiencies at Johnson Electric's primary manufacturing facilities in China.

OTHER REVENUES

Other revenue increased from US$6.9 million to US$10.3 million and as a percentage of sales has increased to 1.8% from 1.4%. This improvement is mainly due to the increase in the selling price of scrap steel and copper.

SELLING AND ADMINISTRATIVE EXPENSES

Overall SG&A expenses increased 18.9% to US$93.8 million or 16.3% as a percentage of sales. The increase reflects the full impact of our two acquisitions Nihon Mini Motor and Nidec Johnson Electric audio-visual motor joint venture, as well as the continued impact of the higher Euro. Compared to the second half of the 2003-04 financial year, SG&A for the first half of 2004-05 decreased 6.4% from US$100.2 million to US$93.8 million. This reduction as a percentage of sales from 18.5% to 16.3% reflects management's commitment to maximize use of the current infrastructure and eliminate non-value adding activities.

RESTRUCTURING COSTS / PROVISIONS

As stated in the 2003-04 annual report, actions are also being taken to further restructure the manufacturing operations at Matamoros in Mexico. The closure costs incurred during the period under review together with a final provision for Mexico and other restructuring costs amounted to US$10.0 million. No further restructuring costs associated with the Matamoros plant are expected and it is estimated that the full transition of production activities to the Group's China operation will be completed by March 2005.

OPERATING PROFITS

Excluding restructuring costs / provisions, the pre-tax operating profit for the first half was US$86.8 million as compared to US$86.3 million for the same period last year. After the US$10.0 million restructuring charges, operating profits amounted to US$76.8 million. This shows a significant improvement of US$23.3 million (excluding restructuring costs) compared to the second half of the last financial year.

SHARE OF PROFIT FROM JOINTLY CONTROLLED ENTITIES

The Group's share of profit of jointly controlled companies decreased to US$2.8 million from US$4.2 million in the previous year, largely due to Nihon Mini Motor no longer being accounted for as a jointly controlled company but being fully integrated in the Group's profit.

TAXATION

Taxes on profit increased 9.9% to US$9.7 million, compared to US$8.8 million in the same period in last year due mainly to a lower tax benefit associated with restructuring charges.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Net profit attributable to shareholders for the six months ended 30th September 2004 amounted to US$69.6 million compared to US$81.5 million in the same period in the prior financial year. Earnings per share was 1.9 U.S. cents (2003-04: 2.2 U.S. cents).

SEGMENTAL ANALYSIS

AUTOMOTIVE MOTORS GROUP

Overall sales revenue for the Automotive Motors Group was US$335 million for the six-month period ending 30th September 2004. This represents a 7% increase over the same period of the previous year and accounted for 58% of Johnson Electric's total Group revenue.

Sales of the Hong Kong-based Body Instrumentation Business Unit, which manufactures micro-motors for doorlock actuators, windshield washer pumps, mirror and headlamp adjusters reached US$79 million, representing a growth of 28% over the same period last year with unit volume up 28%. This growth has resulted from gains in new customer applications which were reported previously and which have now entered into full-scale production.

The Powertrain Management Business Unit, also based in Hong Kong, recorded a 14% improvement in same period sales to US$26 million from US$23 million. Unit volume increased by 31% for fuel system and engine management products as the penetration of electronic throttle control in European vehicles continues to grow.

Engine cooling fan sales of the Powertrain Cooling Business Unit increased by 12.4% to US$122 million due in part to the strong Euro with unit volume up 6%. Strong sales volumes in South America and improved market share in Europe offset weaker sales in North American applications for this business unit.

The Body Climate Business Unit sales declined 14% from last year to US$52 million with unit volume down 3%. The drop was due to a forecast planned reduction in brushless motor sales, softness in European sales volume and customer-delayed new product launches, which will now impact sales only in the coming fiscal year.

The North American-based Chassis Braking Business Unit posted half-year sales of US$56 million, down 6% from the same period of the previous year, with unit volume remaining flat. Lower ABS pump motor and transfer case shift actuator sales have been only partially offset by stronger starter motor sales for the lawn and garden industry.

COMMERCIAL MOTORS GROUP

Total sales from product application sectors that together form Johnson Electric's Commercial Motors Group amounted to US$241 million, an increase of US$46 million or 24% over the comparable period last year.

Sales to the Power Tool Business Unit increased 13% to US$62 million, with unit volume up 2%. Sales to AC applications including grinders, drills, sanders and saws increased 33% while sales to DC applications including drills, screwdrivers and saws decreased 1%. The outlook for the remainder of the year is good as retailers have worked through their excess inventories and the building / construction market remains stable.

Sales to the Home Appliances sector increased 20% to US$85 million on unit volume growth of 6%. This reflected the higher growth in ventilation products and the continued strong demand for Johnson Electric's blender motor products and the introduction of new products for the washing machine, dishwasher and refrigerator markets. As a result of new floor care launches, sales recorded double-digit growth.

Sales to Business Equipment and Personal Products sectors remained about flat at US$50 million, with unit volume down 9%. In business equipment, sales fell by 7% largely due to the combination of relatively sluggish end-user demand and lower average selling prices in a competitive environment. In personal products, sales decreased by a modest rate of 2% over the period, with the strongest performances coming from shaver and hair clipper motors.

Audio-visual sector sales with the addition of Nihon Mini Motor increased significantly from US$16 million to US$44 million. The growth was mainly due to the Nihon Mini Motor business in an overall very competitive environment. Sales in the second half of the financial year are expected to be stable as the business unit focuses on higher-end products and introduces new motor products to offset increased price competition.

FINANCIAL POSITION AND LIQUIDITY

CASH FLOW

The Group's main source of liquidity continued to be net cash from operating activities. Net cash provided by operating activities amounted to US$78.2 million, a reduction of 21.0% as compared to the same period last year mainly due to a reduction in trade payables.

The working capital position continued to be healthy. Based on moving annual total sales, the trade receivables were reduced from 67 to 64 days, due to an on-going improvement process. The current ratio remained at a healthy level of 3.1 times.

Net cash used in investing activities increased slightly to US$34.6 million, compared to US$27.0 million for the corresponding period last year mainly due to the Nihon Mini Motor acquisition. Total cash and cash equivalents increased 14.1% to US$248.1 million, compared to US$217.5 million as at 30th September 2003.

LIQUIDITY AND FINANCIAL RESOURCES

The Group's liquidity and financial resources continue to be strong. As at 30th September 2004, the Group's total cash and other investments increased 18.6% to US$253.8 million, compared to US$218.2 million one year ago. Total debt increased to US$8.6 million due mainly to the consolidation of short-term bank loan of Nihon Mini Motor. Hence, taking into account total cash and cash equivalents, the Group had no net debt.

Net capital expenditures increased to US$23.8 million from US$17.8 million for the corresponding period last year. This excludes the assets re-purchased, amounting to US$9.4 million, of housing units from employees under the Staff Housing Scheme. Depreciation charges were US$22.3 million, compared with US$20.7 million last year.

The Group's principal committed facilities were long-term loans in Euro totalling US$3.0 million (of which US$0.1 million being repayable within one year) obtained by Gate S.r.l. to take advantage of preferential interest rates (fixed at between 1.5% and 3.2%) for specified purposes such as research and innovation.

For day-to-day liquidity management and maintaining flexibility in funding, the Group also has access to significant uncommitted short-term borrowing facilities provided by its relationship banks. There are, however, no present needs for borrowings of any material amount.

At the present time, funding requirements for future capital expenditures are expected to be met by internal cash flows.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The financial risk management of the Group is the responsibility of Group's treasury function at the corporate centre based in Hong Kong, which is controlled by policies approved by senior management.

Except as disclosed in this interim report, the current information in relation to foreign currency risk, and cash and debt management, has not changed materially from the information disclosed in the most recent published annual report for the year 2003-2004.

For this half-year period, of the micromotor sales from Hong Kong / China (not including Johnson Electric Automotive, Inc.), 77% were in US dollars; 11% in Euro for certain sales to Europe; and 12% in Japanese Yen for certain sales to Japan.

HUMAN RESOURCES: INVESTING IN PEOPLE

The Johnson Electric Group employed approximately 33,000 full-time employees, including contract-manufacturing labour, as of 30th September 2004. This increase over last year was due primarily to the inclusion of approximately 1,900 Nihon Mini Motor employees.

The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets.

The Group operates a number of defined contribution retirement schemes which are available to certain groups of employees in Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to select managers and senior executives on the basis of performance measured by such metrics as total shareholder return (TSR) and cash value added (CVA), along with various complementary financial and key operating performance measures.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. Top graduates from each session were assigned executive mentors and post-programme business projects. In addition, Johnson University produced its first batch of Master degree graduates in motor engineering during 2004.

The Group maintains a long-standing commitment to environmental, health and safety (EH&S) and to being a responsible corporate citizen. Good progress was achieved in the implementation of the "Safety is Job One" initiative that was launched in the Group's main manufacturing facility in Shajing, Guangdong Province in 2003.

DISCLOSURE OF INTERESTS

A DIRECTORS

As at 30th September 2004, the interests of each director and chief executive of the Company in the shares of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO were as follows:

	Shares of the Company of HK$0.0125 each	
Name	Personal Interests	Other Interests
Wang Koo Yik Chun	–	2,182,600,640 *(Notes a & b)*
Peter Stuart Allenby Edwards	–	100,000 *(Note c)*

NOTES

a. *These shares are held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

b. *Duplications of shareholdings occur among and between the parties shown below under the Substantial Shareholders.*

c. *These shares are held under a trust of which Peter Stuart Allenby Edwards is one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2004, the register maintained by the Company pursuant to section 352 of the SFO recorded no other interests or short positions of the Directors in any shares of the Company (within the meaning of Part XV of the SFO).

B SUBSTANTIAL SHAREHOLDERS

As at 30th September 2004, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of shares held	Approximate % of shareholding
Ms. Wang Koo Yik Chun	Beneficiary of family trusts	2,134,600,640 *(Notes a & b)*	58.10
HSBC International Trustee Limited	Trustee	947,282,000 *(Notes a & c)*	25.78
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note a)*	24.14
Bermuda Trust (Guernsey) Limited	Trustee	358,972,480 *(Note a)*	9.77
Capital Group Companies, Inc.	Investment manager	217,814,892	5.93
Ceress International Investment Corporation	Trustee	223,014,080 *(Note d)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note e)*	5.76

NOTES

a. *The shares in which Ansbacher (Bahamas) Limited and Bermuda Trust (Guernsey) Limited were interested and 936,588,160 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and are included in the shares in which Ms. Wang Koo Yik Chun was interested as referred to above under Directors' interests in Section A of Disclosure of Interests.*

b. *The shares in which Ms. Wang Koo Yik Chun was interested as referred to above formed part of the shares referred to in Note a.*

c. *941,500 of the shares in which HSBC International Trustee Limited was interested were held through HSBC Trustee (Hong Kong) Limited.*

d. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by Bermuda Trust (Guernsey) Limited.*

e. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 30th September 2004, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

A SHARE OPTION SCHEME

The Company has on 29th July 2002 adopted a new share option scheme ("the Scheme"). The Directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the new share options granted under the Scheme as at 30th September 2004 are as follows:–

Type of Grantees	Options held at 01/04/2004	Options granted during the period	Options held at 30/09/2004	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until	*Note*
Employees	100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	150,000	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	150,000	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	837,500	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	837,500	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	100,000	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	100,000	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	100,000	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013	*(v)*
	100,000	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013	*(v)*
	–	50,000	50,000	8.77	07/05/2004	01/05/2006	30/04/2014	*(vi)*
	–	50,000	50,000	8.77	07/05/2004	01/05/2007	30/04/2014	*(vi)*
	4,075,000	100,000	4,175,000					

NOTE

The closing market price per share immediately before the date on which the share options were granted were (i) HK$8.10, (ii) HK$10.85, (iii) HK$10.80, (iv) HK$10.60, (v) HK$11.65 and (vi) HK$7.20.

Due to the current volatility of the share markets, the Directors consider it inappropriate to value the options which were granted under the Scheme.

B LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2004 are as follows:

Year of grant of shares	Number of shares purchased	Purchase price (HK$)	Shares awarded			Shares will be awarded
			2002	2003	2004	2005
2002	288,900	9.00	96,300	96,300	96,300	–
2003	154,917	9.50	–	51,639	51,639	51,639
	443,817		96,300	147,939	147,939	51,639

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

PRE-EMPTIVE RIGHTS

No pre-emptive rights exist under Bermudan law in relation to issues of new shares by the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The members of Audit Committee are appointed from the Independent Non-executive Directors, with the Chairman having appropriate professional qualifications and experience in financial matters. The members of the Audit Committee are Mr. Patrick Paul (Chairman), Mr. Michael Enright and Mrs. Laura Cha.

During the period, the Audit Committee met regularly with the Group's senior management and the external auditors to consider and review the Group's financial statements, the nature and scope of audit reviews, and the effectiveness of the system of internal control and compliance. The Committee reviewed the unaudited interim accounts for 2005 before recommending them to the Board for approval.

CODE OF BEST PRACTICE

Throughout the accounting period, the Company was in compliance with the Code of Best Practice as set out in the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited except that one of the Independent Non-executive Directors of the Company was not appointed for a specific term but he is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2004

	Note	Unaudited Six months ended 30th September **2004** **US$'000**	2003 US$'000
Turnover	2	**576,364**	508,199
Cost of sales		**(406,169)**	(349,911)
Gross profit		**170,195**	158,288
Other revenues		**10,310**	6,873
Selling and administrative expenses	3	**(93,749)**	(78,879)
Restructuring costs / provisions	4	**(9,992)**	–
Operating profit	5	**76,764**	86,282
Finance costs	6	**(133)**	(160)
Share of profits less losses of jointly controlled entities / associated companies		**2,759**	4,234
Profit before taxation		**79,390**	90,356
Taxation	7	**(9,687)**	(8,814)
Profit after taxation		**69,703**	81,542
Minority interests		**(98)**	(1)
Profit attributable to shareholders		**69,605**	81,541
Dividends	8	**63,585**	63,585
Basic earnings per share (US cents)	9	**1.9**	2.2
Fully diluted earnings per share (US cents)	9	**N/A**	2.2

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2004

	Note	**Unaudited 30th September 2004 US$'000**	Audited 31st March 2004 US$'000
ASSETS			
Non-current assets			
Intangibles		**29,083**	20,074
Properties, plant and equipment		**272,588**	256,952
Jointly controlled entities		**18,448**	16,104
Associated companies		**33**	13,163
Investment securities		**8,538**	7,871
Investments in finance leases		**875**	5,599
Deferred tax assets	14	**33,276**	33,731
		362,841	353,494
Current assets			
Stocks and work in progress		**138,676**	116,170
Trade and other receivables	10	**252,869**	229,582
Other investments		**93,077**	117,424
Tax recoverable		**5,996**	5,457
Bank balances and cash		**160,759**	130,908
		651,377	599,541
Current liabilities			
Trade and other payables	11	**198,999**	175,280
Current portion of long term loans	12	**143**	137
Tax payable		**7,552**	3,327
Bank loans and overdrafts – secured		**1,996**	11
– unsecured		**3,604**	–
		212,294	178,755
Net current assets		**439,083**	420,786
Total assets less current liabilities		**801,924**	774,280
Non-current liabilities			
Long term loans	12	**2,873**	2,921
Other provisions		**15,525**	16,144
Deferred tax liabilities	14	**21,304**	21,093
Minority interests		**104**	5
		39,806	40,163
NET ASSETS		**762,118**	734,117
CAPITAL AND RESERVES			
Share capital	13	**5,925**	5,925
Reserves		**734,998**	685,802
Proposed dividends		**21,195**	42,390
SHAREHOLDERS' FUNDS		**762,118**	734,117

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30th September 2004

	Unaudited								
	Share capital US$'000	**Share premium US$'000**	**Contributed surplus US$'000**	**Investment property revaluation reserve US$'000**	**Capital reserve US$'000**	**(Goodwill) / reserve on consolidation US$'000**	**Exchange reserve US$'000**	**Retained earnings US$'000**	**Total US$'000**
At 1st April 2004	**5,925**	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**998**	**820,585**	**734,117**
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	**786**	-	**786**
Profit for the period	-	-	-	-	-	-	-	**69,605**	**69,605**
Final dividend paid 03/04	-	-	-	-	-	-	-	**(42,390)**	**(42,390)**
At 30th September 2004	**5,925**	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**1,784**	**847,800**	**762,118**

	Unaudited								
	Share capital US$'000	Share premium US$'000	Contributed surplus US$'000	Investment property revaluation reserve US$'000	Capital reserve US$'000	(Goodwill) / reserve on consolidation US$'000	Exchange reserve US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2003	5,925	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	665,618
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	-	-	-	-	-	-	6,879	-	6,879
Profit for the period	-	-	-	-	-	-	-	81,541	81,541
Final dividend paid 02/03	-	-	-	-	-	-	-	(42,390)	(42,390)
At 30th September 2003	5,925	77,855	15,499	6,709	38,917	(233,885)	(6,116)	806,744	711,648

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2004

	Unaudited Six months ended 30th September	
	2004	2003
	US$'000	US$'000
Net cash inflow from operating activities	**78,226**	99,046
Net cash used in investing activities	**(34,641)**	(27,008)
Net cash used in financing activities	**(42,459)**	(43,955)
Increase in cash and cash equivalents	**1,126**	28,083
Cash and cash equivalents as at 1st April	**246,929**	189,384
Cash and cash equivalents as at 30th September	**248,055**	217,467
Analysis of the balances of cash and cash equivalents:		
Other investments	**92,896**	93,812
Bank balances and cash	**160,759**	124,215
Bank loans and overdrafts	**(5,600)**	(560)
	248,055	217,467

NOTES TO INTERIM ACCOUNTS

1 Basis of preparation and accounting policies

These unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2004.

2 Segment information

The Group is principally engaged in the manufacture of motors.

The Group's business operates in three geographical areas by manufacturing location:

	6 months ended 30th September 2004			
	Asia US$'000	**Europe US$'000**	**America US$'000**	**Total US$'000**
Turnover	**401,981**	**133,351**	**41,032**	**576,364**
Operating profit / (loss) before restructuring costs / provisions	**89,886**	**1,454**	**(4,584)**	**86,756**
Restructuring costs / provisions	**(2,616)**	**(418)**	**(6,958)**	**(9,992)**
Operating profit / (loss)	**87,270**	**1,036**	**(11,542)**	**76,764**
Finance costs				**(133)**
Share of profits less losses of jointly controlled entities / associated companies	**2,748**	**11**	**–**	**2,759**
Profit before taxation				**79,390**
Taxation				**(9,687)**
Profit after taxation				**69,703**
Minority interests				**(98)**
Profit attributable to shareholders				**69,605**
Turnover by geographical destinations of customers	**206,350**	**212,785**	**157,229**	**576,364**

2 Segment information *(continued)*

	6 months ended 30th September 2003			
	Asia	Europe	America	Total
	US$'000	US$'000	US$'000	US$'000
Turnover	309,687	133,278	65,234	508,199
Operating profit	76,651	8,440	1,191	86,282
Finance costs				(160)
Share of profits less losses of jointly controlled entities / associated companies	4,253	(19)	–	4,234
Profit before taxation				90,356
Taxation				(8,814)
Profit after taxation				81,542
Minority interests				(1)
Profit attributable to shareholders				81,541
Turnover by geographical destinations of customers	160,721	197,138	150,340	508,199

3 Selling and administrative expenses

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
Selling expenses	**33,599**	27,288
Administrative expenses	**60,150**	51,591
	93,749	78,879

4 Restructuring costs / provisions

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
Severance costs	**6,434**	–
Other costs	**3,558**	–
	9,992	–

Net restructuring costs / provisions is US$9,574,000, after deduction of tax impact of US$418,000.

5 Operating profit

Operating profit is stated after crediting and charging the following:

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
Crediting		
Net exchange gain	–	3,795
Amortisation of negative goodwill	**104**	251
Net realised and unrealised gains on other investments and investment securities	**2,565**	198
Charging		
Depreciation on properties, plant and equipment	**22,720**	20,896
Less: amounts capitalised on assets under construction	**(392)**	(192)
	22,328	20,704
Amortisation of goodwill	**956**	693
Amortisation of development costs and patents	**732**	505
Loss on disposal of properties, plant and equipment	**1,201**	371
Net exchange loss	**649**	–

6 Finance costs

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
Interest on bank loans and overdrafts	**56**	153
Interest on other loans, not wholly repayable within five years	**37**	7
Other incidental borrowing costs	**40**	–
	133	160

7 Taxation

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit for the period.

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**6,297**	4,789
Overseas taxation	**2,310**	5,007
	8,607	9,796
Deferred taxation	**676**	(1,463)
	9,283	8,333
Share of taxation attributable to jointly controlled entities	**404**	481
	9,687	8,814

8 Dividends

	6 months ended 30th September	
	2004	2003
	US$'000	US$'000
2003/04 Final dividend, paid of 1.15 US cents per share (2002/03: 1.15 US cents)	**42,390**	42,390
2004/05 Interim, proposed on 3rd December 2004, of 0.58 US cents per share (2003/04: 0.58 US cents)	**21,195**	21,195
	63,585	63,585

9 Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$69,605,000 (2003: US$81,541,000).

The basic earnings per share is based on 3,673,788,920 (2003: 3,673,788,920) shares in issue during the period.

No fully diluted earnings per share is calculated for the period ended 30th September 2004 since the exercise prices of the Group's outstanding share options were higher than the average fair value per share of the Group for the six months ended 30th September 2004 and the potential ordinary shares would have no dilutive effect.

The fully diluted earnings per share for the period ended 30th September 2003 was based on 3,674,216,639 ordinary shares which was the weighted average number of ordinary shares in issue during the period plus the weighted average of 427,719 ordinary shares deemed to be issued at no consideration if all outstanding options had been exercised.

10 Trade and other receivables

The Group allows an average credit period ranging from 30 to 90 days to its trade customers.

The trade and other receivables included trade receivables balance of US$214,346,000 (31st March 2004: US$198,817,000). The ageing analysis of trade receivables was as follows:

	30th September 2004 US$'000	31st March 2004 US$'000
0-60 days	**169,201**	144,704
61-90 days	**28,163**	39,857
Over 90 days	**16,982**	14,256
Total	**214,346**	198,817

11 Trade and other payables

The trade and other payables included trade payables balance of US$136,692,000 (31st March 2004: US$118,502,000). The ageing analysis of trade payables was as follows:

	30th September 2004 US$'000	31st March 2004 US$'000
0-60 days	**114,562**	88,740
61-90 days	**13,072**	13,447
Over 90 days	**9,058**	16,315
Total	**136,692**	118,502

12 Long term loans

	30th September 2004 US$'000	31st March 2004 US$'000
Other loans, unsecured	**3,016**	3,058
Current portion of long term loans	**(143)**	(137)
	2,873	2,921
Not wholly repayable within five years	**3,016**	3,058
Current portion of long term loans	**(143)**	(137)
	2,873	2,921

Other loans not wholly repayable within five years are repayable by instalments started from February 2002 to October 2018. Interest is charged on the outstanding balances at 1.5% to 3.2% per annum (31st March 2004: 1.5% to 3.2% per annum).

At 30th September 2004, the Group's long term loans were repayable as follows:

	30th September 2004 US$'000	31st March 2004 US$'000
Within one year	**143**	137
In the second year	**151**	146
In the third to fifth year	**502**	485
After the fifth year	**2,220**	2,290
	3,016	3,058

13 Share capital

	30th September 2004 US$'000	31st March 2004 US$'000
Authorised:		
7,040,000,000 ordinary shares of HK$0.0125 each	**11,355**	11,355
Issued and fully paid:		
3,673,788,920 ordinary shares of HK$0.0125 each	**5,925**	5,925

14 Deferred taxation

Deferred taxation is calculated in full on temporary differences under the liability method at the rates of taxation prevailing in the countries in which the Group operates.

	30th September 2004 US$'000	31st March 2004 US$'000
At beginning of period / year	**12,638**	13,802
Exchange adjustments	**10**	1,159
Charged to profit and loss account	**(676)**	(2,323)
At end of period / year	**11,972**	12,638
Accelerated depreciation allowances	**(18,187)**	(19,017)
Tax losses	**28,911**	29,363
Other timing differences	**1,248**	2,292
	11,972	12,638
Represented by		
Deferred tax assets	**33,276**	33,731
Deferred tax liabilities	**(21,304)**	(21,093)
	11,972	12,638

15 Contingent liabilities

(a)

	30th September 2004 US$'000	31st March 2004 US$'000
Bills discounted	**446**	258

(b) The company has given guarantees for a subsidiary in respect of future payment of operating lease rentals amounting US$1,801,000 (31st March 2004: US$1,966,000).

(c) In August 2001, a claim for damages was made in the Lowndes County Circuit Court in Mississippi against a subsidiary of the Group and over ten other third party defendants for personal injury and property damage in a lawsuit pertaining to environmental contamination involving an automotive parts manufacturing facility in Columbus, Mississippi, USA which was purchased in 1999 and closed down in November 2001. No amount of damages was specified in the complaint.

15 Contingent liabilities *(continued)*

On or about 30th December 2002, counsel representing the plaintiffs in the above-described lawsuit filed additional complaints in the Lowndes County Circuit Court on behalf of approximately 1,000 plaintiffs against the same subsidiary of the Group and the same co-defendants named in the above-described case. The new complaints raised allegations similar to the above-described complaint. On or about 9th September 2003, the claims against the subsidiary of the Group were dismissed without prejudice for lack of service of process. During February and March 2004, plaintiffs filed amended complaints in these actions which were answered by the subsidiary of the Group.

In early 2004, five new actions were filed in the Lowndes County Circuit Court on behalf of approximately 100 plaintiffs against similar defendants as in the pending actions. Plaintiffs in the new actions are represented by different counsel but their complaints raise similar allegations. These complaints name the same subsidiary as in the above-described lawsuits and also Johnson Electric Holdings Limited, who intends to contest personal jurisdiction in these actions.

In August 2004, counsel for plaintiffs in all of the actions informed the Special Master assigned to handle pre-trial proceedings of their intention to dismiss plaintiffs' personal injury claims and to proceed with property damage and punitive damages claims on behalf of a subset of plaintiffs who, to date, remain unidentified.

The Group is vigorously defending all actions on behalf of the subsidiary of the Group and has asserted that the Mississippi state court lacks personal jurisdiction over Johnson Electric Holdings Limited in the newly filed actions. In addition, the Group has asserted claims for indemnity against prior owners. Because this litigation is in its formative stages, the Group is unable at this time to predict with certainty the ultimate outcome of this litigation.

16 Capital commitments for properties, plant and equipment

	30th September 2004 US$'000	31st March 2004 US$'000
Authorised but not contracted for	**4,014**	4,876
Contracted but not provided for	**12,104**	10,494
	16,118	15,370

Patrick Wang Shui Chung
Chairman and Chief Executive

Hong Kong, 3rd December 2004

十五 或然負債（續）

於二零零二年十二月三十日或前後，上述訴訟原告的代表律師代表約一千個原告向朗茲縣巡迴法院另行提出索償，要求本集團同一間附屬公司和上述訴訟中的其他多個被告作出賠償。新訴訟之申訴與上述訴訟相同。於二零零三年九月九日或前後，在不損害未有送達法律程序文件的原則下，對本集團附屬公司作出的索償已遭駁回。於二零零四年二月及三月期間，原告動議修改於訴訟中已由本集團附屬公司答辯的申訴。

於二零零四年初，該未解決訴訟的約一百個原告向朗茲縣巡迴法院提出五個新的訴訟，控告該訴訟的相同被告。新訴訟的原告由不同律師代表，惟彼等提出相同申訴，該索償對象為上述訴訟中的相同的附屬公司與該等訴訟中意圖爭取個人司法權的德昌電機控股有限公司。

於二零零四年八月，所有訴訟之原告代表律師，代表迄今尚未具名的集體原告，知會獲指派處理審訊前法律程序之特別聆案官，彼等之意向為徹回原告人身傷害索償，而改為追討財產損失及懲罰性損害賠償。

本集團現正代表本集團附屬公司就所有索償提出激烈抗辯，亦已就該新訴訟聲明密西西比州州法院並未提供個人司法權予德昌電機控股有限公司。除此之外，本集團並已向該廠房的前擁有人申索賠償。該訴訟剛剛開始，因此本集團在現階段未能預測訴訟的最終結果。

十六 有關物業、廠房及機器設備之資本性承擔

	二零零四年九月三十日 千美元	二零零四年三月三十一日 千美元
已批准但未簽約	**4,014**	4,876
已簽約但未撥準備	**12,104**	10,494
	16,118	15,370

汪穗中
主席及行政總裁

香港，二零零四年十二月三日

十四 遞延稅項

遞延稅項採用負債法就暫時差異按照期內估計應課稅溢利依集團經營業務地區之現行稅率計算。

	二零零四年九月三十日千美元	二零零四年三月三十一日千美元
期／年初結存	**12,638**	13,802
外匯調整	**10**	1,159
在損益賬扣除	**(676)**	(2,323)
期／年終結存	**11,972**	12,638
加速稅項折舊	**(18,187)**	(19,017)
稅損	**28,911**	29,363
其他時間差異	**1,248**	2,292
	11,972	12,638
相當於：		
遞延稅項資產	**33,276**	33,731
遞延稅項負債	**(21,304)**	(21,093)
	11,972	12,638

十五 或然負債

（甲）

	二零零四年九月三十日千美元	二零零四年三月三十一日千美元
貼現票據	**446**	258

（乙）本公司為其中一間附屬公司就營運租賃之將來租金作出擔保，金額為1,801,000美元（二零零四年三月三十一日：1,966,000美元）。

（丙）於二零零一年八月，一宗牽涉本集團位於美國密西西比州哥倫布的汽車部件生產廠房之環境污染訴訟本集團其中一家附屬公司及超過十個第三方被告向朗茲縣巡迴法院提出人身傷害及財產損失索償，該廠房於一九九九年購入，並已於二零零一年十一月關閉。有關訴訟文件中並無指定索償金額。

十二 長期貸款

	二零零四年九月三十日千美元	二零零四年三月三十一日千美元
其他貸款，無抵押	**3,016**	3,058
長期貸款之流動部份	**(143)**	(137)
	2,873	2,921
五年內不完全償還款項	**3,016**	3,058
長期貸款之流動部份	**(143)**	(137)
	2,873	2,921

五年內不全數清付之其他貸款，須從二零零二年二月至二零一八年十月分期付款。利息以年利率1.5厘至3.2厘計算（二零零四年三月三十一日：年利率1.5厘至3.2厘）。

截至二零零四年九月三十日，本集團長期貸款之償還期限如下：

	二零零四年九月三十日千美元	二零零四年三月三十一日千美元
一年內	**143**	137
第二年內	**151**	146
第三年至五年內	**502**	485
五年以上	**2,220**	2,290
	3,016	3,058

十三 股本

	二零零四年九月三十日千美元	二零零四年三月三十一日千美元
法定：		
7,040,000,000 股普通股每股面值港幣0.0125元	**11,355**	11,355
發行及實收：		
3,673,788,920股普通股每股面值港幣0.0125元	**5,925**	5,925

十 應收貨款及其他應收賬款

本集團給予顧客平均三十至九十日之信貸期。

應收貨款及其他應收賬款包括應收貨款結餘214,346,000美元（二零零四年三月三十一日：198,817,000美元）。以下為應收貨款之賬齡分析：

	二零零四年九月三十日 千美元	二零零四年三月三十一日 千美元
0-60 日	**169,201**	144,704
61-90 日	**28,163**	39,857
90 日以上	**16,982**	14,256
總計	**214,346**	198,817

十一 應付貨款及其他應付賬款

應付貨款及其他應付賬款包括應付貨款結餘136,692,000美元（二零零四年三月三十一日：118,502,000美元）。以下為應付貨款之賬齡分析：

	二零零四年九月三十日 千美元	二零零四年三月三十一日 千美元
0-60日	**114,562**	88,740
61-90日	**13,072**	13,447
90 日以上	**9,058**	16,315
總計	**136,692**	118,502

八　股息

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
二零零三／零四年度已派末期息，每股1.15美仙（二零零二／零三年度：每股1.15美仙）	**42,390**	42,390
二零零四／零五年度中期息（於二零零四年十二月三日提議）每股0.58美仙（二零零三／零四年度：每股0.58美仙）	**21,195**	21,195
	63,585	63,585

九　每股盈利

每股基本盈利及全面攤薄每股盈利乃根據本集團之股東應佔溢利69,605,000美元（二零零三年：81,541,000美元）計算。

每股基本盈利乃根據現已發行股份3,673,788,920（二零零三年：3,673,788,920）股計算。

截至二零零四年九月三十日止，由於所有未行使之認股權證及購股權之每股認購價高於期內之每股平均市值，未行使之認股權證及購股權勻被視作不會被行使，故無需計算本期之全面攤薄每股盈利。

二零零三年同期之全面攤薄每股盈利乃根據普通股3,674,216,639股計算，即去年同期期內已發行普通股之加權平均數，加上假設所有未行使之認股權證及購股權皆已行使而被視作無償發行之加權平均數427,719股普通股計算。

六　融資成本

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
銀行貸款及透支利息	**56**	153
不須於五年內全數償還的其他貸款利息	**37**	7
其他附屬貸款成本	**40**	—
	133	160

七　稅項

香港利得稅是根據期內估計應課稅溢利按稅率17.5%（二零零三年：17.5%）撥出準備。海外稅項按同期應課稅溢利依適用稅率撥出準備。

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
本年度稅項		
香港利得稅	**6,297**	4,789
海外稅項	**2,310**	5,007
	8,607	9,796
遞延稅項	**676**	(1,463)
	9,283	8,333
應佔共同控制實體之稅項	**404**	481
	9,687	8,814

四　重組費用／撥備

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
遣散費用	**6,434**	—
其他費用	**3,558**	—
	9,992	—

扣除税項418,000美元，淨重組費用／撥備為9,574,000美元。

五　營業溢利

營業溢利已計入及扣除下列各項：

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
計入		
匯兑收益淨額	—	3,795
負商譽之攤分	**104**	251
其他投資及投資證券之淨變現及未變現溢利	**2,565**	198
扣除		
物業、廠房及機器設備折舊	**22,720**	20,896
減：列入建造中資產之資本項目	**(392)**	(192)
	22,328	20,704
商譽之攤銷	**956**	693
開發成本及專利權之攤銷	**732**	505
出售物業、廠房及機器設備之虧損	**1,201**	371
匯兑虧損淨額	**649**	—

二　分部資料（續）

	二零零三年九月三十日止六個月			
	亞洲	歐洲	美洲	總計
	千美元	千美元	千美元	千美元
營業額	309,687	133,278	65,234	508,199
營業溢利	76,651	8,440	1,191	86,282
融資成本				(160)
所佔共同控制實體／聯營公司溢利減虧損	4,253	(19)	—	4,234
除稅前溢利				90,356
稅項				(8,814)
除稅後溢利				81,542
少數股東權益				(1)
股東應佔溢利				81,541
營業額按客戶地區劃分	160,721	197,138	150,340	508,199

三　分銷及行政費用

	九月三十日止六個月	
	二零零四年	二零零三年
	千美元	千美元
分銷費用	**33,599**	27,288
行政費用	**60,150**	51,591
	93,749	78,879

賬項附註

一　主要會計政策

此未經審核簡明綜合中期業績（中期業績報告）乃遵照香港會計師公會發出之會計準則第25號「中期財務申報」及香港聯合交易所上市規則附錄十六之規定編製。

編製本簡明中期財務報表所採用之會計政策及計算方法與截至二零零四年三月三十一日止年度之財務報表所採用之會計政策相同。

二　分部資料

集團主要從事馬達製造。

本集團之業務於三個生產地區經營：

	二零零四年九月三十日止六個月			
	亞洲	**歐洲**	**美洲**	**總計**
	千美元	**千美元**	**千美元**	**千美元**
營業額	**401,981**	**133,351**	**41,032**	**576,364**
扣除重組費用／撥備前 營業溢利／（虧損）	**89,886**	**1,454**	**(4,584)**	**86,756**
重組費用／撥備	**(2,616)**	**(418)**	**(6,958)**	**(9,992)**
營業溢利／（虧損）	**87,270**	**1,036**	**(11,542)**	**76,764**
融資成本				**(133)**
所佔共同控制實體／聯營公司溢利減虧損	**2,748**	**11**	**–**	**2,759**
除稅前溢利				**79,390**
稅項				**(9,687)**
除稅後溢利				**69,703**
少數股東權益				**(98)**
股東應佔溢利				**69,605**
營業額按客戶地區劃分	**206,350**	**212,785**	**157,229**	**576,364**

簡明綜合現金流量表

截至二零零四年九月三十日止六個月

	未經審核 九月三十日止六個月 **二零零四年** **千美元**	 二零零三年 千美元
經營所得之淨現金流入	**78,226**	99,046
投資之淨現金流出	**(34,641)**	(27,008)
融資之淨現金流出	**(42,459)**	(43,955)
現金及等同現金項目之增加	**1,126**	28,083
年初之現金及等同現金項目	**246,929**	189,384
九月三十日之現金及等同現金項目	**248,055**	217,467
現金及等同現金項目結餘之分析：		
其他投資	**92,896**	93,812
銀行結餘及現金	**160,759**	124,215
銀行貸款及透支	**(5,600)**	(560)
	248,055	217,467

簡明綜合股東權益變動表

截至二零零四年九月三十日止六個月

未經審核

	股本 千美元	股份溢價 千美元	可分配 盈餘 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 (商譽)／ 資本儲備 千美元	匯兌儲備 千美元	盈餘滾存 千美元	總計 千美元
二零零四年 四月一日	**5,925**	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**998**	**820,585**	**734,117**
折算海外 附屬公司、 聯營公司及 共同控制實體 產生之 匯兌差額	–	–	–	–	–	–	786	–	786
期內盈餘滾存	–	–	–	–	–	–	–	69,605	69,605
03／04年度 末期股息派發	–	–	–	–	–	–	–	(42,390)	(42,390)
二零零四年 九月三十日	**5,925**	**77,855**	**15,499**	**8,223**	**38,917**	**(233,885)**	**1,784**	**847,800**	**762,118**

未經審核

	股本 千美元	股份溢價 千美元	可分配 盈餘 千美元	投資物業 重估儲備 千美元	資本儲備 千美元	綜合結算 所產生之 (商譽)／ 資本儲備 千美元	匯兌儲備 千美元	盈餘滾存 千美元	總計 千美元
二零零三年 四月一日	5,925	77,855	15,499	6,709	38,917	(233,885)	(12,995)	767,593	665,618
折算海外 附屬公司、 聯營公司及 共同控制 實體產生之 匯兌差額	–	–	–	–	–	–	6,879	–	6,879
期內盈餘滾存	–	–	–	–	–	–	–	81,541	81,541
02／03年度 末期股息派發	–	–	–	–	–	–	–	(42,390)	(42,390)
二零零三年 九月三十日	5,925	77,855	15,499	6,709	38,917	(233,885)	(6,116)	806,744	711,648

簡明綜合資產負債表

二零零四年九月三十日結算

	附註	未經審核 二零零四年 九月三十日 千美元	經審核 二零零四年 三月三十一日 千美元
資產			
非流動資產			
無形資產		**29,083**	20,074
物業、廠房及機器設備		**272,588**	256,952
共同控制實體		**18,448**	16,104
聯營公司		**33**	13,163
投資證券		**8,538**	7,871
融資租賃投資		**875**	5,599
遞延稅項資產	十四	**33,276**	33,731
		362,841	353,494
流動資產			
存貨及在製品		**138,676**	116,170
應收貨款及其他應收賬款	十	**252,869**	229,582
其他投資		**93,077**	117,424
預繳稅項		**5,996**	5,457
銀行結餘及現金		**160,759**	130,908
		651,377	599,541
流動負債			
應付貨款及其他應付賬款	十一	**198,999**	175,280
長期貸款之流動部份	十二	**143**	137
應付稅項		**7,552**	3,327
銀行貸款及透支－有抵押		**1,996**	11
－無抵押		**3,604**	—
		212,294	178,755
流動資產淨值		**439,083**	420,786
資產總額減流動負債		**801,924**	774,280
非流動負債			
長期貸款	十二	**2,873**	2,921
其他預提費用		**15,525**	16,144
遞延稅項負債	十四	**21,304**	21,093
少數股東權益		**104**	5
		39,806	40,163
淨資產		**762,118**	734,117
資本及儲備			
股本	十三	**5,925**	5,925
儲備		**734,998**	685,802
擬派股息		**21,195**	42,390
股東權益		**762,118**	734,117

簡明綜合損益表

截至二零零四年九月三十日止六個月

	附註	未經審核 九月三十日止六個月 二零零四年 千美元	 二零零三年 千美元
營業額	二	**576,364**	508,199
銷售成本		**(406,169)**	(349,911)
毛利		**170,195**	158,288
其他收入		**10,310**	6,873
分銷及行政費用	三	**(93,749)**	(78,879)
重組費用╱撥備	四	**(9,992)**	–
營業溢利	五	**76,764**	86,282
融資成本	六	**(133)**	(160)
所佔共同控制實體╱聯營公司溢利減虧損		**2,759**	4,234
除稅前溢利		**79,390**	90,356
稅項	七	**(9,687)**	(8,814)
除稅後溢利		**69,703**	81,542
少數股東權益		**(98)**	(1)
股東應佔溢利		**69,605**	81,541
股息	八	**63,585**	63,585
每股基本盈利(美仙)	九	**1.9**	2.2
全面攤薄每股盈利(美仙)	九	**不適用**	2.2

乙 長期獎勵股份計劃

根據一九九九年七月二十六日由股東通過之長期獎勵股份計劃（「獎勵股份計劃」），董事可酌情決定邀請本公司及附屬公司之全職僱員，包括董事，參加獎勵股份計劃，並授出股份予該等合資格僱員。

於二零零四年九月三十日止，根據獎勵股份計劃授出股份予合資格僱員詳情如下：

股份授出年度	購買股份數目	購買價（港幣）	已授出股份數目			將授出股份數目
			2002	2003	2004	2005
2002	288,900	9.00	96,300	96,300	96,300	–
2003	154,917	9.50	–	51,639	51,639	51,639
	443,817		96,300	147,939	147,939	51,639

除上述之該計劃及獎勵股份計劃，本公司及各附屬公司本年度並無訂立任何其他安排，使本公司董事可藉購買本公司或任何其他法人團體之股份或債券而獲益。

優先購買權

本公司並無任何百慕達法例所指有關發行新股之優先購買權。

購買、出售或贖回公司股份

本公司於期內並無贖回任何本身之股份。另本公司及各附屬公司亦無購買或出售任何本公司之股份。

審核委員會

審核委員會的所有委任成員均為獨立非執行董事，而主席則由具備適當財務專業資格和經驗的人士擔任。審核委員會的現任成員為 Patrick Paul（主席）、Michael Enright 及史美倫。

在期內，審核委員會定期與集團的高層管理人員及外間的核數師舉行會議，以考慮及檢討本集團的財務報表、審核檢討的性質及範圍，內部管控與審核制度的效用。委員會亦已審閱並建議董事會批准二零零五年度未經審核中期業績報告。

最佳應用守則

在本財政期內，本公司遵守香港聯合交易所上市規則附錄十四所載之「最佳應用守則」，惟本公司的一位獨立非執行董事並無指定任期，但根據本公司的公司細則，此董事須於本公司的股東週年大會上輪值告退及重選連任。

股份計劃

甲 認股權計劃

本公司於二零零二年七月二十九日採納新認股權計劃(「該計劃」)。據此，董事會可酌情向任何合資格人士授予認股權，根據當中的條款及條件認購本公司股份。

於二零零四年九月三十日止，根據該計劃授出的認股權詳情如下：

承受人之類別	於二零零四年四月一日持有的認股權	於期內授出的認股權	於二零零四年九月三十日持有的認股權	每股認購價(港幣)	授出日期	開始行使日期	截止行使日期	附註
僱員	100,000	–	100,000	7.90	17/09/2002	01/08/2004	16/09/2012	*(i)*
	100,000	–	100,000	7.90	17/09/2002	01/08/2005	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2004	16/09/2012	*(i)*
	750,000	–	750,000	8.02	17/09/2002	01/08/2005	16/09/2012	*(i)*
	150,000	–	150,000	9.40	10/07/2003	01/07/2005	09/07/2013	*(ii)*
	150,000	–	150,000	9.40	10/07/2003	01/07/2006	09/07/2013	*(ii)*
	837,500	–	837,500	9.65	31/07/2003	01/07/2005	30/07/2013	*(iii)*
	837,500	–	837,500	9.65	31/07/2003	01/07/2006	30/07/2013	*(iii)*
	100,000	–	100,000	10.70	01/08/2003	01/08/2005	31/07/2013	*(iv)*
	100,000	–	100,000	10.70	01/08/2003	01/08/2006	31/07/2013	*(iv)*
	100,000	–	100,000	11.95	06/10/2003	01/10/2005	30/09/2013	*(v)*
	100,000	–	100,000	11.95	06/10/2003	01/10/2006	30/09/2013	*(v)*
	–	50,000	50,000	8.77	07/05/2004	01/05/2006	30/04/2014	*(vi)*
	–	50,000	50,000	8.77	07/05/2004	01/05/2007	30/04/2014	*(vi)*
	4,075,000	100,000	4,175,000					

附註

於授出認股權前一天，本公司的股份市值為(i)港幣8.10元，(ii)港幣10.85元，(iii)港幣10.80元，(iv)港幣10.60元，(v)港幣11.65元及(vi)港幣7.20元。

由於現時股票市場的波動，所以本公司董事認為對根據該計劃而授出的認股權作估值並不適合。

乙 主要股東

於二零零四年九月三十日，根據證券及期貨條例第336條規定所存放之登記冊顯示，本公司接獲下列主要股東持有本公司已發行股份百分之五或以上權益之通知：

主要股東	持有股份的身分	持有股份數量	約佔總數百分率
汪顧亦珍女士	家族信託基金受益人	2,134,600,640 *(附註一及二)*	58.10
HSBC International Trustee Limited	信託人	947,282,000 *(附註一及三)*	25.78
Ansbacher (Bahamas) Limited	信託人	887,040,000 *(附註一)*	24.14
Bermuda Trust (Guernsey) Limited	信託人	358,972,480 *(附註一)*	9.77
Capital Group Companies, Inc.	投資經理	217,814,892	5.93
Ceress International Investment Corporation	信託人	223,014,080 *(附註四)*	6.07
Merriland Overseas Limited	信託人	211,943,040 *(附註五)*	5.76

附註

一、 *此等由Ansbacher (Bahamas) Limited及Bermuda Trust (Guernsey) Limited擁有權益之股份及由HSBC International Trustee Limited擁有權益之936,588,160股股份，由多項與汪氏家族有關連之信託基金之信託人直接或間接持有，其已包括在上文公開權益資料甲段有關董事權益中所述之汪顧亦珍女士擁有權益之股份內。*

二、 *上述由汪顧亦珍女士擁有的權益為附註一所述股份的一部份。*

三、 *HSBC International Trustee Limited所擁有的其中941,500股股份乃通過HSBC Trustee (Hong Kong) Limited而持有。*

四、 *Ceress International Investment Corporation擁有的本公司權益，與Bermuda Trust (Guernsey) Limited所擁有本公司權益重疊。*

五、 *Merriland Overseas Limited擁有的本公司權益，與HSBC International Trustee Limited所擁有本公司權益重疊。*

除上述外，於二零零四年九月三十日，根據證券及期貨條例第336條須予備存之登記冊，並無記錄其他人士在本公司之股份中擁有任何權益及淡倉。

公開權益資料

甲 董事

截至二零零四年九月三十日止，根據證券及期貨條例第352條須予備存之登記冊所記錄，本公司各董事及行政總裁於本公司（定義見證券及期貨條例第XV部）之股份中擁有之權益如下：

	本公司每股面值港幣0.0125元之股份	
姓名	個人權益	其他權益
汪顧亦珍	—	2,182,600,640 *(附註一及二)*
Peter Stuart Allenby Edwards	—	100,000 *(附註三)*

附註

一、 *此等股份由多項與汪氏家族有關連之信託基金之信託人直接或間接持有。*

二、 *股東重疊之股權已列於下文主要股東項內。*

三、 *此等股份由一項信託基金所持有，而Peter Stuart Allenby Edwards乃該信託基金的其中一位受益人。*

除上述外，於二零零四年九月三十日，根據證券及期貨條例第352條須予備存之登記冊，並無記錄本公司董事在本公司（定義見證券及期貨條例第XV部）之股份中擁有其他權益及淡倉。

本集團的主要融資承擔為 Gate S.r.l. 所獲合共三百萬美元的歐羅長期貸款，其中十萬美元須於一年內償還。借取該等長期貸款旨在享有就研究及創新發展等特定用途提供的一點五厘至三點二厘的優惠利率。

為管理日常流動資金及維持資金調動的靈活性，本集團亦向往來銀行取得大筆無承擔短期借貸融資，惟目前毋須大額舉債。

現時，預期未來資本開支的資金需求能以內部流動現金撥付。

財務管理及財務政策

本集團之財務風險管理乃由位於香港總部的庫務部負責，須依據高層管理人員所批准的政策行事。

除本中期報告披露者外，有關外匯風險以及現金及債務管理之現有資料與最近刊發之二零零三至二零零四年度年報所披露資料並無重大變動。

於上半年期間，香港／中國（不包括 Johnson Electric Automotive, Inc.）的微型馬達營業額中，百分之七十七以美元結算；百分之十一的部分歐洲營業額以歐羅結算；百分之十二的部分日本營業額則以日圓結算。

人力資源：人才投資

於二零零四年九月三十日，連合約制生產工人在內，德昌電機集團僱用約三萬三千名全職僱員。因為計入 Nihon Mini Motor 約一千九百名僱員，故僱員人數較去年有所上升。

本集團提供具競爭力之薪酬待遇及各種適合當地人力市場之福利計劃。

本集團為香港及美國部分僱員設有多個定額供款退休計劃。本集團亦提供獎勵計劃，按股東回報總額及現金增值，另參考多項援證財務及主要經營表現指數，衡量指定經理及高級行政人員的表現，據此發放全年及長期獎勵。

JENESIS 為本集團之旗艦領袖培育計劃，繼續為本集團培育領導人才，以英語及普通話雙語授課。每一學期之傑出畢業生均獲配予行政人員作導師，並參與課程後的業務計劃。此外，德昌大學亦於二零零四年培育出首批馬達工程碩士畢業生。

本集團一向致力維護環境、健康及安全，成為盡責任之集團公民。於二零零三年，本集團於廣東省沙井之主要生產設施推行「Safety is Job One」安全措施，並取得理想成效。

家用電器業務之營業額增加百分之二十至八千五百萬美元，銷售量上升百分之六。反映通風產品增長較高及德昌電機之摻和器馬達產品需求持續強勁，以及應用於洗衣機、洗碗碟機及雪櫃之新產品推出。由於推出新地板護理產品，營業額錄得雙位數增長。

商業器材及個人護理產品業務之營業額維持於約五千萬美元之穩健水平，銷售量減少百分之九。商業器材業務方面，主要由於最終用戶需求疲弱加上競爭環境激烈導致平均售價較低，以致營業額減少百分之七。個人護理產品方面，期內營業額略減百分之二，其中表現最好者為剃鬚刨及剪髮器馬達。

影音設備業務營業額計入 Nihon Mini Motor 後，由一千六百萬美元大幅增至四千四百萬美元，主要由於 Nihon Mini Motor 業務加入提升了整體競爭力。由於此業務單位集中於高檔產品及推出新馬達產品以抵銷價格競爭加劇之影響，故預期於財政年度下半年之營業額將維持穩定。

財務狀況及流動資金

流動現金

本集團流動資金的主要來源仍然是業務營運所得淨現金。經營業務所得淨現金達七千八百二十萬美元，較去年同期減少百分之二十一，主要歸因於應付貨款減少。

營運資金狀況依然穩健。根據全年營業總額變動計算，應收貨款期持續改善，由六十七日減至六十四日。流動比率則繼續維持於三點一倍的穩健水平。

投資活動所用現金淨額微增至三千四百六十萬美元，去年同期則為二千七百萬美元，主要用於收購 Nihon Mini Motor 。現金及等同現金項目總額增加百分之十四點一至二億四千八百一十萬美元，二零零三年九月三十日則為二億一千七百五十萬美元。

流動資金及財務資源

本集團之流動資金及財務資源維持強勁。於二零零四年九月三十日，本集團之現金及其他投資總額增加百分之十八點六至二億五千三百八十萬美元，去年則為二億一千八百二十萬美元。債務總額增至八百六十萬美元，主要由於綜合計算 Nihon Mini Motor 之短期銀行貸款所致。因此，計及現金及等同現金項目總額後，本集團並無任何淨債務。

資本開支淨額由去年同期一千七百八十萬美元增至二千三百八十萬美元，當中不包括根據員工自置居所計劃條款向員工購回住屋單位涉及資產九百四十萬美元。折舊費用為二千二百三十萬美元，去年則為二千零七十萬美元。

分部分析

汽車配件集團

截至二零零四年九月三十日止六個月期間的汽車配件集團整體銷售收益為三億三千五百萬美元，較去年同期增加百分之七，佔德昌電機的集團收入總額百分之五十八。

以香港為基地之車身器材業務單位營業額達七千九百萬美元，較去年同期增加百分之二十八，銷售量上升百分之二十八，該業務單位生產用於門鎖傳動器之微型馬達、檔風玻璃水撥驅動器、倒後鏡及車頭燈調校器。增長源自早前所匯報新應用產品，且該等新應用產品已全面投產。

動力管理業務單位亦以香港為基地，同期營業額由二千三百萬美元改善百分之十四至二千六百萬美元，因歐洲車之電子風門控制器持續普及，燃油系統和引擎管理產品之銷售量增加百分之三十一。

動力散熱業務單位之引擎冷卻風扇營業額增加百分之十二點四至一億二千二百萬美元，部分歸因於歐羅強勢及銷售量增加百分之六。南美洲之銷售量強勁，加上歐洲市場佔有率得到改善，抵銷了該項業務在北美洲銷情稍遜之影響。

車廂環境業務單位營業額由去年減少百分之十四至五千二百萬美元，銷售量下降百分之三，乃由於意料之內的無刷馬達營業額減少、歐洲銷售量偏軟及客戶押後推出新產品，而於下一個財政年度將會僅對營業額構成影響。

以北美洲為基地之底盤制動器業務單位的上半年營業額為五千六百萬美元，較去年同期減少百分之六，銷售量則維持平穩。防鎖剎車系統泵馬達及驅動分動箱轉移作動器之營業額偏低，即使除草及園藝市場之起動馬達營業額強勁，亦只能抵銷部分影響。

商業馬達集團

德昌電機商業馬達集團的產品應用業務營業總額為二億四千一百萬美元，較去年同期增加四千六百萬美元或百分之二十四。

電動工具業務單位的營業額增加百分之十三至六千二百萬美元，銷售量上升百分之二。交流電應用產品（包括磨粉機、電鑽、打磨器及電鋸）之營業額增加百分之三十三；而直流電應用產品（包括電鑽、電螺絲批及電鋸）則減少百分之一。由於零售商逐步解決存貨積壓問題，加上樓宇／建築市場仍然穩定，本年度餘下期間之前景樂觀。

分銷及行政費用

整體分銷及行政費用增加百分之十八點九至九千三百八十萬美元，佔營業額百分比為百分之十六點三。是項增加反映收購 Nihon Mini Motor 及日本電產德昌電機兩家影音馬達合營公司的全面影響以及歐羅高企之持續影響。與二零零三至零四年財政年度下半年比較，二零零四至零五年上半年之分銷及行政費用由一億零二十萬美元減少百分之六點四至九千三百八十萬美元，而佔營業額百分比由百分之十八點五減至百分之十六點三，反映管理層致力善用現有基建及撤除並無附加價值之程序。

重組成本／撥備

誠如二零零三至零四年度年報所述，本集團已進一步重組墨西哥 Matamoros 的製造業務，故於回顧期內產生廠房關閉成本以及墨西哥業務之最終撥備及其他重組成本共一千萬美元。預期位於 Matamoros 的廠房將不會進一步產生重組成本，並預計本集團生產工序將於二零零五年三月完成全面過渡，轉由中國業務負責。

營業溢利

上半年之未計重組成本／撥備的除稅前營業溢利為八千六百八十萬美元，去年同期則為八千六百三十萬美元。於扣除重組費用一千萬美元後，營業溢利為七千六百八十萬美元，較上一個財政年度下半年大大改善二千三百三十萬美元（未計重組成本）。

所佔共同控制實體溢利

本集團所佔共同控制實體溢利由去年四百二十萬美元減至二百八十萬美元，大部分歸因於 Nihon Mini Motor 已不再按共同控制實體入賬，而全面計入本集團溢利。

稅項

利得稅增加百分之九點九至九百七十萬美元，去年同期則為八百八十萬美元，主要由於與重組費用相關之稅務優惠較少。

股東應佔溢利

截至二零零四年九月三十日止六個月之股東應佔溢利淨額為六千九百六十萬美元，上一個財政年度同期則為八千一百五十萬美元。每股盈利為一點九美仙（二零零三至零四年：二點二美仙）。

暫停過戶登記

本公司於二零零四年十二月二十八日至二零零四年十二月三十日（首尾兩天包括在內），暫停辦理股東過戶登記手續。

為合資格收取開派之中期股息，凡未過戶之股票必須連同股票轉讓書，於二零零四年十二月二十四日下午四時正前，送達本公司股票過戶登記處，香港皇后大道東183號合和中心17樓香港中央證券登記有限公司（請勿送往百慕達之股票過戶登記處），辦妥過戶登記手續。

管理層討論及分析（包括財務回顧）

業績回顧

截至二零零四年九月三十日止上半年之集團營業總額為五億七千六百萬美元，較二零零三年同期的五億零八百萬美元增加百分之十三點四。營業額上升，反映集團收購Nihon Mini Motor餘下尚未持有的百分之五十一權益、新增業務，以及歐羅兑美元匯率轉強所帶來的正面影響。期內，Nihon Mini Motor錄得二千九百萬美元的銷售增長。

歐洲整體營業額為二億一千三百萬美元（佔營業總額百分之三十六點九），增加百分之七點九；美國營業額為一億五千七百萬美元（佔營業總額百分之二十七點三），增加百分之四點六；而亞洲營業額為二億零六百萬美元（佔營業總額百分之三十五點八），增加百分之二十八點四。

邊際毛利

邊際毛利佔營業額之百分比由百分之三十一點一減至百分之二十九點五，主要歸因於全球鋼材及銅材價格上漲，而近日推出的新產品售價有所提升，抵銷了其中部分影響。

與二零零三至零四年財政年度下半年相比，邊際毛利由百分之二十八點六改善至百分之二十九點五，反映去年我們結束在泰國的業務，令生產經常性費用因而減少，此外德昌電機於中國主要設施的生產效率持續改善而產生效益。

其他收入

其他收入由六百九十萬美元增加至一千零三十萬美元，佔營業額百分比由百分之一點四增至百分之一點八，主要歸因於廢料售價增加。

業績改善及發展計劃

雖然溢利淨額比去年同期下調，但與二零零三至零四財政年度下半年比較，二零零四至零五財政年度上半年扣除重組費用前的營業溢利上升了百分之三十六點七，邊際營業溢利亦由百分之十一點七改善至百分之十五點一。

表現改善，反映管理層執行控制及減少經常支出的措施的成效。此外，銷售量上升，加上集團遷移生產基地持續進行，集團的擴充能力和生產力均因而得以改善。商品價格於二零零三年年底急劇飈升後，現已略見穩定。鑑於原料價格上漲，集團在可行的情況下提升馬達產品的價格，尤其是推出新的產品。

除了致力提升核心業務的短期盈利能力，集團亦積極研究業務擴展和收購新業務的機會。

德昌電機於二零零四年十月（中期業績結算日後不久）宣佈同意收購以色列高精密壓電陶瓷馬達製造商 Nanomotion Ltd. 百分之五十一權益。我們將運用 Nanomotion 的專利科技，結合集團的市場網絡及強大的生產能力，開拓新市場。

中期股息

董事會今天宣佈派發中期股息每股四點五港仙，相等於每股零點五八美仙（二零零三年：每股四點五港仙或零點五八美仙），將於二零零五年一月三日派予於二零零四年十二月二十八日登記在股東名冊上的股東。

前景

相對競爭對手，德昌電機在環球微型馬達行業仍然穩佔十分有利的優勢。我們的現行策略應會保持和加強集團未來數年的市場地位。

然而短期內，原料價格高企及宏觀經濟環境不明朗，料將繼續影響本集團財務表現。近期的銷售趨勢令人滿意，全年收入料可錄得百分之十至十一的升幅。除非原料成本及最終用戶的需求出現意料之外的大幅波動，否則下半年度的邊際毛利水平預料會與上半年度相若。

總括而言，雖然環球製造業的經營環境充滿挑戰，但我們預期集團的全年業績將取得勝於上一財政年度的理想表現。

汪穗中
主席及行政總裁

香港，二零零四年十二月三日

中期業績報告

截至二零零四年九月三十日止六個月

財務摘要

- 營業額上升百分之十三點四至五億七千六百萬美元
- 扣除重組費用前之營業溢利上升百分之零點五至八千六百八十萬美元
- 股東應佔溢利淨額下跌百分之十四點六至六千九百六十萬美元
- 每股盈利下跌百分之十四點六至每股一點九美仙
- 中期股息為每股四點五港仙（即每股零點五八美仙）
- 營運表現較上一個財政年度下半年有所改善，全年業績可望錄得理想的升幅

主席報告

財務業績回顧

截至二零零四年九月三十日止六個月內，德昌電機的營業額創下五億七千六百萬美元的紀錄，較二零零三年同期增加百分之十三點四。營業額上升，反映集團收購 Nihon Mini Motor 餘下尚未持有的百分之五十一權益、新增業務，以及歐羅兌美元匯價轉強所帶來的正面影響。期內，Nihon Mini Motor 錄得二千九百萬美元的銷售增長。

上半年度的綜合股東應佔溢利為六千九百六十萬美元，較去年同期下調百分之十四點六。

上半年度的溢利已計入海外廠房重組費用及撥備約共一千萬美元。此等支出符合德昌電機較早前提出的發展策略，即把若干生產工序遷移至低成本地區，其中以中國為主。隨著盈利能力和收入上升，集團在大部分情況下，可於兩年內彌補上述安排所需的短期現金支出。若不計重組費用支出，德昌電機於上半年度的除稅前營業溢利為八千六百八十萬美元，較去年同期輕微上升。

與眾多工業機構一樣，由於鋼、銅和塑膠等主要原料的環球商品價格上漲，部分原料及外判配件的價格更上升至近十年來的最高位，集團的邊際溢利因此受到負面影響。

由於在上一個財政年度下半年有關業務基建方面的投資，分銷及行政費與前一年相比有所增加。於回顧期內，集團在這方面並無進一步增加。

自1959年來*馬達*之卓越成就

目錄


JOHNSON
ELECTRIC

德昌電機控股有限公司

2004中期業績報告


RECEIVED
AUG 1 1 2005

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares of Johnson Electric Holdings Limited, you should hand this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.


JOHNSON
ELECTRIC

innovating motion

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

**PROPOSALS FOR
RE-ELECTION OF DIRECTORS,
GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES
AND
NOTICE OF ANNUAL GENERAL MEETING**

A notice convening the Annual General Meeting of Johnson Electric Holdings Limited to be held at Taishan Room, Level 5, Island Shangri-La, Hong Kong, Pacific Place, Surpreme Court Road, Central, Hong Kong on 27th July 2005 at 12:00 noon is set out on pages 13 to 16 of this circular. Whether or not you are able to attend the meeting, please complete and return the proxy form in accordance with the instructions printed thereon to the Principal Place of Business in Hong Kong of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting. Completion of the proxy form will not preclude Shareholders from attending and voting at the meeting in person should they so wish.

28th June 2005

CONTENT

In this circular and the appendices, unless the context requires otherwise, the following expressions have the following meanings:

"AGM"	the Annual General Meeting of the Company to be held at Taishan Room, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 27th July 2005 at 12:00 noon, notice of which is set out on pages 13 to 16 of this circular, or any adjournment thereof
"associates"	has the meaning ascribed thereto in the Listing Rules
"Board"	the board of Directors or a duly authorised committee thereof
"Bye-Laws"	the Bye-Laws of the Company
"Company"	Johnson Electric Holdings Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Issue Mandate"	the proposed ordinary resolution as referred to in resolution no. 7 of the Notice of AGM
"Latest Practicable Date"	22nd June 2005, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time
"Notice of AGM"	the notice of the AGM set out on pages 13 to 16 of this circular
"Repurchase Mandate"	the proposed ordinary resolution as referred to in resolution no. 8 of the Notice of AGM
"Repurchase Proposal"	the proposal to give a general mandate to the Directors to exercise the powers of the Company for repurchase during the period as set out in the Repurchase Mandate Shares up to a maximum of 10% of the issued share capital of the Company at the date of the Repurchase Mandate

"Repurchase Rules"	the relevant rules set out in the Listing Rules to regulate repurchase by companies, with a primary listing on the Stock Exchange, of their own securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	registered holders of the Share(s) in issue
"Share(s)"	share(s) of HK$0.0125 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

Board of Directors

* Wang Koo Yik Chun
Honorary Chairman

Patrick Wang Shui Chung *JP*
Chairman and Chief Executive

Winnie Wang Wing Yee
Vice-Chairman

\# Peter Stuart Allenby Edwards

\# Patrick Blackwell Paul

\# Arkadi Kuhlmann

Richard Wang Li-Chung
Executive Director

\# Oscar De Paula Bernardes Neto

* Peter Wang Kin Chung

\# Michael John Enright

\# Laura May-Lung Cha

* *Non-executive Director*
\# *Independent Non-executive Director*

Principal Place of Business in Hong Kong

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, N.T.
Hong Kong

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Dear Sir or Madam,

**PROPOSAL FOR RE-ELECTION OF DIRECTORS,
AND GRANT OF GENERAL MANDATES
TO ISSUE SHARES AND REPURCHASE SHARES**

INTRODUCTION

The purpose of this circular is to give you notice of the AGM, and provide you with information on matters to be dealt with at the AGM: (i) re-election of Directors; (ii) grant of general mandate to repurchase Shares; and (iii) grant of general mandate to issue Shares.

RE-ELECTION OF DIRECTORS

According to Bye-Law 109(A) of the Bye-Laws Ms. Wang Koo Yik Chun, Mr. Arkadi Kuhlmann and Mr. Oscar De Paula Bernardes Neto will retire by rotation at the AGM and, being eligible, offer themselves for re-election.

According to Bye-Law 100 of the Bye-Laws, Mrs. Laura May-Lung Cha who was appointed on 20th September 2004, will retire at the AGM and being eligible, offer herself for re-election.

Their requisite details are set out in Appendix I to this circular.

GENERAL MANDATE TO ISSUE SHARES

On 20th July 2004 a general and unconditional mandate was also given to the Directors to allot, issue and deal with additional shares of the Company up to a limit of 5% of the aggregate nominal amount of the issued share capital of the Company as at that date.

Such general mandate will cease to be effective at the conclusion of the AGM. The Directors believe that the renewal of the general mandate is in the interest of the Company and Shareholders and accordingly, the Issue Mandate will be sought from Shareholders at the AGM to authorise the Directors to allot, issue and deal with additional shares of the Company up to (i) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of the resolution approving the general mandate to repurchase shares plus (ii) 5% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of the relevant resolution.

GENERAL MANDATE TO REPURCHASE SHARES

On 20th July 2004 a general and unconditional mandate was given to the Directors to exercise the powers of the Company to repurchase shares of the Company. Such mandate will lapse at the conclusion of the forthcoming AGM. It is therefore proposed to seek your approval of an ordinary resolution to be proposed at the AGM granting the Repurchase Mandate to the Directors. In accordance with the Repurchase Rules, the Company is required to send Shareholders an explanatory statement containing

information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the purchase by the Company of its own shares. This explanatory statement is set out in the Appendix II to this circular.

NOTICE OF ANNUAL GENERAL MEETING

The Notice of AGM, which contains resolutions in respect of the re-election of directors, Issue Mandate and Repurchase Mandate is set out on page 13 to 16 of this circular.

There is enclosed a form of proxy for use at the AGM. Whether or not you intend to be present at the AGM, you are requested to complete the form of proxy and return it to the principal place of business of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the AGM. The completion and return of the form of the proxy will not prevent you from attending and voting in person at the AGM should you so wish.

Shareholders' rights to demand a poll on the proposed resolutions at the AGM are set out in Appendix III of this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATIONS

The Directors believe that the resolutions set out in the Notice of AGM are in the best interests of the Company, the Group and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions to be proposed at the AGM.

Yours faithfully,

On behalf of the Board

Patrick Wang Shui Chung
Chairman & Chief Executive

Hong Kong, 28th June 2005

The following are the particulars of the Directors proposed to be re-elected at the AGM:

Ms. Wang Koo Yik Chun
Non-executive Directors
Honorary Chairman

Ms. Wang Koo Yik Chun, age 88, is Honorary Chairman of the Company and co-founder of the Johnson Electric Group. She was Vice-Chairman of the Group in 1984 and was actively involved in the development of the Group in its early stages. Madam Wang is the Honorary Chairlady of Tristate Holdings Limited. She has not held any directorship in other public companies during the last three years.

Save as disclosed above, Madam Wang has not entered into any service contract with the Company, but she is subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to market trends. Madam Wang received a director's emolument of US$69,743 for the year ended 31st March 2005.

Madam Wang is the mother of Dr. Patrick Wang Shui Chung, the Chairman and Chief Executive; Winnie Wang Wing Yee, the Vice-Chairman and Peter Wang Kin Chung, a non-executive director. As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 2,183,600,640 (59.4%) Shares of the Company. Save as disclosed above, Madam Wang does not have other interests in the shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to her re-election that need to be brought to the attention of the Shareholders.

Mr. Arkadi Kuhlmann
Independent Non-executive Director
Chairman of Remuneration Committee

Mr. Arkadi Kuhlmann, age 57, has been an independent non-executive director of the Company since 2003. He has 26 years of banking executive experience and is currently the Chairman and CEO of ING Bank FSB, U.S.A. (a regulated deposit taking institution) and a member of the Leadership and Management Council of ING Group in Amsterdam, The Netherlands. Mr. Kuhlmann has served as a director of more than 10 public and private companies in Canada, U.S.A., U.K., Australia and Hong Kong. Mr. Kuhlmann has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mr. Kuhlmann has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to market trends. Mr. Kuhlmann received a director's emolument of US$25,000 for the year ended 31st March 2005.

Mr. Kuhlmann is not connected with any other director, the senior management or any substantial shareholder of the Company, nor does he have any interest in the shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

Mr. Oscar De Paula Bernardes Neto
Independent Non-executive Director
Member of Remuneration Committee

Mr. Oscar De Paula Bernardes Neto, age 58, has been an independent non-executive director of the Company since 2003. He obtained a degree in Chemical Engineering from the Federal University of Rio de Janeiro-Brazil. He was a Senior Partner of Booz Allen & Hamilton and Chief Executive Officer of Bunge International. Mr. Bernardes is currently the Chairman of LID Group and a Director of Delphi Corporation, Metalurgica Gerdau S.A., Gerdau S.A., Satipel S.A. and Suzano Bahia Sul S.A. He is also a member of the Advisory Boards of Bunge Brasil, RBS and Booz Allen & Hamilton do Brasil. Mr. Bernardes has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mr. Bernardes has not entered into any service contract with the Company. He was appointed for a term of two years subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Laws. The director's fee is determined by Remuneration Committee with reference to market trends. Mr. Bernardes received a director's emolument of US$30,000 for the year ended 31st March 2005.

Mr. Bernardes is not connected with any other director, the senior management or any substantial shareholder of the Company, nor does he have any interest in the Shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to his re-election that need to be brought to the attention of the Shareholders.

Mrs. Laura May-Lung Cha
Independent Non-executive Director
Member of Audit Committee

Mrs. Laura May-Lung Cha, age 55, was appointed as a non-executive director of the Company on 20th September 2004. She obtained a BA degree from the University of Wisconsin and a law degree from the University of Santa Clara. She practiced as an attorney in the 1980's in San Francisco and Hong Kong. She was the Deputy Chairman of the Securities and Futures Commission, a Vice-Chairman of the China Securities Regulatory Commission and a member of the Committee of 100 in US. Mrs. Cha is currently a Non-Official Member of the Executive Council of the Government of the Hong Kong Special Administrative Region and a Non-executive Director of The Hongkong and Shanghai Banking Corporation Limited. She is also a Council Member of the Hong Kong University of Science and Technology, a Senior Advisor to The Investor AB Group in Sweden, a member of the International Council of The Asia Society and Senior Advisor for Asia for The Conference Board in New York. Mrs. Cha has not held any directorship in other public companies during the last three years.

Save as disclosed above, Mrs. Cha has not entered into any service contract with the Company. She was appointed for a term of two years after re-election in accordance with Bye-Law 100, but subject to retirement by rotation and re-election at an annual general meeting of the Company in accordance with the Bye-Law 109(A). The director's fee is determined by Remuneration Committee with reference to market trends. Mrs. Cha received a director's emolument of US$18,205 for the year ended 31st March 2005.

Mrs. Cha is not connected with any other director, the senior management or any substantial shareholder of the Company, nor does she have any interest in the shares of the Company which is required to be disclosed pursuant to Part XV of the SFO.

Save as disclosed herein, there are no other matters relating to her re-election that need to be brought to the attention of the Shareholders.

The following is the Explanatory Statement required to be sent to shareholders under the Listing Rules in connection with the proposed Repurchase Mandate to be granted to the Directors of the Company.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 3,673,788,920 Shares.

Exercise in full of the Repurchase Mandate, on the basis that no further Shares are issued or repurchased prior to the date of the AGM, would accordingly result in up to 367,378,892 Shares being repurchased by the Company during the course of the period ending on the earliest of the date of the AGM in 2006, the date by which the next AGM of the Company is required to be held by law and the date upon which such authority is revoked or varied.

REASONS FOR REPURCHASE

The Directors believe that the Repurchase Proposal is in the best interests of the Company and its Shareholders. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its Shareholders.

FUNDING OF REPURCHASES

Pursuant to the Repurchase Mandate repurchases would be funded entirely from the Company's available cash flow or working capital facilities which will be funds legally available for the purpose in accordance with its Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its Shares and Bermuda law provides that the amount of capital repaid in connection with a share repurchase may only be paid out of the capital paid up on the relevant Shares, or from the profits that would otherwise be available for distribution by way of dividend, or from the proceeds of a new issue of shares made for the purpose. The amount of premium payable on redemption may only be paid out of either the profits that would otherwise be available for distribution by way of dividend or out of the Company's share premium account or contributed surplus account.

In the event that the Repurchase Mandate is approved by Shareholders, the Directors have no immediate plans to exercise the authority conferred upon them in respect of the repurchase by the Company of its own Shares. However, the Directors wish to obtain the necessary authority in order to give themselves flexibility to engage in share repurchases should they consider it to be in the best interests of the Company, although the circumstances in which this may arise cannot yet be foreseen.

If, which is not presently contemplated, the Company was to repurchase its Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date immediately upon the general mandate being approved by Shareholders, it is likely that there would be a material adverse impact on the working capital position or gearing position of the Group in comparison to the position shown, as at 31st March 2005, in the Group's audited consolidated accounts. However, the Directors do not propose to use their authority to make any repurchases which would have a material adverse impact on the working capital or gearing position of the Group

given the financial position of the Group at the time of the relevant repurchases, unless the Directors determine that such repurchases were, taking account of all relevant factors, in the best interests of the Company and its shareholders.

SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange in each of the previous twelve months were as follows:–

	Highest HK$	Lowest HK$		Highest HK$	Lowest HK$
June 2004	8.00	7.05	December 2004	7.75	7.25
July 2004	8.05	7.10	January 2005	7.65	7.10
August 2004	8.00	7.15	February 2005	7.70	7.15
September 2004	8.65	7.60	March 2005	7.40	6.80
October 2004	8.00	7.15	April 2005	7.25	6.90
November 2004	8.10	7.35	May 2005	7.50	6.90

DISCLOSURE OF INTERESTS

None of the Directors, or to the best of their knowledge, having made all reasonable enquiries, their associates, have any present intention if the Repurchase Mandate is approved and exercised to sell any Shares to the Company or its subsidiaries.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Bermuda.

As at the Latest Practicable Date, the trustees of various trusts associated with the Wang family hold directly or indirectly 59.4% of the issued share capital of the Company. As at that date, 40.6% of the issued share capital of the Company was in the hands of the public.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of the various Wang family trusts would increase to 66.0%. To the best knowledge of the Directors, these situations would not give rise to any consequences under the Takeovers Code and at least 25% of the issued share capital of the Company would still remain in the public hands.

No connected persons have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved and exercised.

SHARE PURCHASE MADE BY THE COMPANY

The Company has not purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this document.

Bye-Law 78 of the Bye-Laws set out the procedures by which Shareholders may demand a poll:–

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll) demanded:–

(i) by the Chairman of the Meeting; or

(ii) by at least three members present in person or by duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or member present in person or by duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person or by duly authorised corporate representative or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited ("the Company") will be held at Taishan Room, Level 5, Island Shangri-La Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 27th July 2005 at 12:00 noon for the following purposes:–

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2005;

2. To declare a final dividend in respect of the year ended 31st March 2005;

3. To re-elect the following Directors:

   (a) Ms. Wang Koo Yik Chun as Non-executive Director;

   (b) Mr. Arkadi Kuhlmann as Independent Non-executive Director;

   (c) Mr. Oscar De Paula Bernardes Neto as Independent Non-executive Director;

   (d) Mrs. Laura May-Lung Cha as Independent Non-executive Director;

4. To confirm the fees of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

   "**THAT**:

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue, or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

"**THAT**:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than

10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:–

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board

Susan Yip Chee Lan
Company Secretary

Hong Kong, 28th June 2005

券交易所購回本公司股份之面值總額，將不得超過本公司於本決議案通過日期之已發行股本賬面值總額百分之十，而根據（甲）段授予之權力亦應以此為限；

（丙） 就本決議案而言，「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案。」；

九、 作為特別事項，考慮及酌情通過下列議案為普通決議案：—

「**動議**於召開本大會通告所載第七項及第八項普通決議案通過後，將本公司董事會根據該項一般性權力而可予配發或同意有條件或無條件配發之股本之總面值中加入相等於本公司根據召開本大會通告所載之第八項決議案所獲授之權力而購回之股本總面值之數額，惟該增多數額不得超過本決議案通過日期本公司已發行股本總面值之百分之十。」。

承董事會命

葉熾蘭
公司秘書

香港，二零零五年六月二十八日

(丙) 除根據

(i) 配售新股建議，或

(ii) 本公司的認股權計劃所給予之選擇權

外，董事會根據(甲)段之批准分配或有條件或無條件同意分配本公司股本之賬面總值(無論是根據優先權或其他情況)將不得超過本公司在本決議案通過日期已發行股本賬面總值百分之五；及

(丁) 本議案所載各詞釋義如下：

就本決議案而言：「有關期間」乃指由本決議案通過之日至下列三者之最早日期止之期間：

(i) 本公司下一次股東週年大會結束；

(ii) 本公司細則或任何適用於百慕達之法例規定本公司下次股東週年大會須予舉行之期限屆滿；及

(iii) 本公司股東在股東大會上以一項普通決議案撤銷或更改本決議案；及

「配售新股」乃指董事會向在指定日期已登記於本公司股東冊上之股份持有人，根據所持股份比例而增發之股份或其他證券(董事會如認為有需要及有利時，可排除其配售權益或作其他安排，例如零碎權益，或因香港以外地區之認可管理機關及股票交易所之規定或法例所列之限制或責任)。」；

八、 作為特別事項，考慮及酌情通過下列議案為普通決議案：－

「**動議**：

(甲) 一般及無條件批准董事會於有關期間行使本公司之一切權力，遵循及按照所有適用之法例購回其本身之股份；

(乙) 本公司根據(甲)段於有關期間之批准可於香港聯合交易所有限公司或獲香港證券及期貨事務監察委員會及香港聯合交易所有限公司根據香港股份購回守則所認可之任何其他證

逕啟者:德昌電機控股有限公司(「本公司」)茲訂於二零零五年七月二十七日星期三正午十二時,假座香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行股東週年大會,以便處理下列事項:—

一、 省覽及接納截至二零零五年三月三十一日止年度經審核綜合賬項及董事會與核數師之報告;

二、 宣佈派發截至二零零五年三月三十一日止年度的末期股息;

三、 重選董事:

(甲) 汪顧亦珍女士為非執行董事;

(乙) Arkadi Kuhlmann先生為獨立非執行董事;

(丙) Oscar De Paula Bernardes Neto先生為獨立非執行董事;

(丁) 史美倫女士為獨立非執行董事;

四、 釐定董事袍金;

五、 重聘核數師並授權董事釐定其酬金;

六、 作為特別事項,考慮及酌情通過下列議案為普通決議案:—

「**動議**本公司董事之人數定為十五名,並授權董事推選及委任新加董事,惟總數不多於十五名。」;

七、 作為特別事項,考慮及酌情通過下列議案為普通決議案:—

「**動議**:

(甲) 根據以下(丙)段在有關期間內董事會行使所有本公司權利以發行、分配或處理外加股份於公司資本及提出與給予可分配或需要分配股份之建議、協議及選擇權,行使該權需得到一般性及無條件批准;

(乙) 於(甲)段得到批准後,董事會在有關期間內將有權提出及給予建議、協議及選擇權,此舉或需要在有關期間後行使該權;

本公司之公司細則第78條載有股東要求以投票方式表決的程序：－

在任何股東大會上，任何提呈大會投票表決之決議案均以舉手方式表決，除非以下人士要求以投票方式表決（在宣布以舉手方式表決之結果時或之前或於撤銷任何其他以投票方式表決之要求時）：－

（甲） 大會主席；或

（乙） 最少三名有權於會上投票之股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

（丙） 佔全體有權於會上投票之股東之投票權總額不少於十分一之一位或多位股東，不論是親身出席之股東或公司之正式授權代表或受委代表；或

（丁） 任何持有獲賦予權利於會上投票之股份之實繳股款總額不少於全部獲賦予該項權利之股份實繳股款總額十分一之股東，不論是親身出席之股東或公司之正式授權代表或受委代表。

除非有人要求以投票方式表決而沒被撤銷，主席宣布一項議案經舉手表決一致通過或大多數通過，或被否決，而在公司會議記錄為該事項作記載時，即為此項事實之具有決定性之証據，而無需再証明記錄所得之贊成或反對票數目或比率。

股份當時本集團之財務狀況計）會對本集團之營運資金或資本負債狀況造成重大不利影響，則董事會將不會運用權力購回股份，除非彼等經考慮所有有關因素後，認為購回股份仍對本公司及其股東最為有利。

股價

股份於過去十二個月於聯交所進行買賣之最高及最低價如下：－

	最高價 港元	最低價 港元		最高價 港元	最低價 港元
二零零四年六月	8.00	7.05	二零零四年十二月	7.75	7.25
二零零四年七月	8.05	7.10	二零零五年一月	7.65	7.10
二零零四年八月	8.00	7.15	二零零五年二月	7.70	7.15
二零零四年九月	8.65	7.60	二零零五年三月	7.40	6.80
二零零四年十月	8.00	7.15	二零零五年四月	7.25	6.90
二零零四年十一月	8.10	7.35	二零零五年五月	7.50	6.90

披露權益

目前並無任何董事或（於作出一切合理查詢後，就其所知）其聯繫人等表示，倘購回股份授權獲得批准及予以行使，彼等擬出售任何股份予本公司或其附屬公司。

董事會已向聯交所作出承諾，只要有關規則通用，彼等將根據上市規則及適用之百慕達法例行使購回股份授權。

於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司已發行股本之百分之五十九點四權益。於該日，本公司已發行股本之百分之四十點六由公眾人士持有。

倘本公司向持股份之公眾人士購回獲准購回股份之最高數目，即於最後實際可行日期之現有已發行股本之百分之十（惟本公司目前並無此計劃），若干汪氏家族信託權益所佔之持股量將增至百分之六十六。就董事會所知，根據香港公司收購及合併守則，上述情況不會導致任何重大後果，而本公司之已發行股本中至少有百分之二十五仍由公眾人士持有。

目前並無任何關連人士知會本公司，倘購回股份授權獲批准及予以行使，彼等擬出售股份予本公司，或作出不出售股份之承諾。

公司進行之股份購買

本公司於本文件刊行日期之前六個月內並無購回任何股份（無論是否於聯交所進行）。

以下為根據上市規則須送交股東有關授予本公司董事的建議購回股份授權之說明文件。

股本

於最後實際可行日期，本公司之已發行股本由3,673,788,920股股份組成。

倘購回股份授權予以全面行使，而於股東週年大會日期前再無發行或購回股份，本公司於二零零六年股東週年大會日期、法例規定本公司下次股東週年大會須予舉行之期限屆滿日期及該購回權力予以撤銷或更改日期三者中之最早日期前之期間最多可購回股份達367,378,892股。

進行購回股份之原因

董事會相信，購回股份建議乃符合本公司及其股東之最佳利益，購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及其股東時方予進行。

提供購回股份之資金

根據購回股份授權，購回股份所需資金將全由本公司可合法運用之流動現金或營運資金提供，並須根據百慕達法例和本公司之組織章程大綱及公司細則。

根據本公司之公司組織章程大綱及公司細則。本公司有權購回其股份，而百慕達法例規定，有關購回股份須付還之資本款額，只可由有關股份之已繳股本，可供以股息方式分派之溢利或就購回股份而發行新股所得之收益中支付。購回股份應付溢價之款額只可以由可供以股息方式分派之溢利或本公司股份溢價賬或可分派盈餘賬中支付。

倘購回股份授權獲股東批准，董事會並無計劃立即行使其就購回股份所獲授之權力。惟董事會希望獲得必須之權力以給予其靈活性，於其認為購回股份對本公司最有利時方購回股份，雖然目前尚未能預見會引致購回股份之情況。

倘本公司於股東批准一般性授權後立即購回相等於最後實際可行日期之現有已發行股本百分之十之股份（批准購回股份之最高數目）（惟本公司目前並無此計劃），則有可能對本集團之營運資金或借貸水平（與本集團之經審核綜合賬目所顯示於二零零五年三月三十一日之狀況比較）造成重大不利影響。若購回股份（以有關購回

Oscar De Paula Bernardes Neto先生
獨立非執行董事
薪酬委員會成員

Oscar De Paula Bernardes Neto 先生，五十八歲，二零零三年成為本公司獨立非執行董事。彼持有 Federal University of Rio de Janeiro-Brazil 的化學工程學位，曾任 Booz Allen & Hamilton 高級合夥人及 Bunge International 行政總裁。Bernardes 先生現任 LID Group主席及 Delphi Corporation、Metalurgica Gerdau S.A.、Geradu S.A.、Satipel S.A.及 Suzano Sul S.A.的董事。他亦是 Bunge Brasil, RBS 和 Booz Allen & Hamilton do Brasil 兩所機構的諮詢委員會成員。Bernardes 先生過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，Bernardes 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照市場的情況而釐定。截至二零零五年三月三十一日止年度，Bernardes 先生收取30,000美元的董事袍金。

Bernardes 先生並無與本公司任何董事、高級管理人員、主要或控股股東有任何關連，或按《證券及期貨條例》第XV部之涵義，並無擁有任何本公司股份之權益。

除上述披露者外，並無其他就 Bernardes 先生之重選而需要使本公司股東知悉的事項。

史美倫女士
獨立非執行董事
審核委員會成員

史美倫女士，五十五歲，於二零零四年九月二十日獲委任為本公司的獨立非執行董事。她擁有威斯康辛大學文學士學位，以及聖克拉拉大學法律學位。史女士於八十年代分別在三藩市及香港的律師事務所任職律師。她曾任香港證券及期貨事務監察委員會副主席、中國證券監督管理委員會副主席及美國百人會成員。史女士現為香港特別行政區行政會議非官守議員和香港上海匯豐銀行非執行董事。她亦是香港科技大學校董會成員，瑞典 The Investor AB Group 的高級顧問、亞洲協會國際委員會成員及美國經濟諮商會亞洲區高級顧問。史女士過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，史女士與本公司並無訂立任何服務合約，其委任年期為於跟據公司細則第100條規定而獲重選後計兩年，惟須根據公司細則第109(甲)條之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由酬金委員會參照市場的情況而釐定。截至二零零五年三月三十一日止年度，史女士收取18,205美元的董事袍金。

史女士並無與本公司任何董事、高級管理人員、主要或控股股東有任何關連，或按證券及期貨條例第XV部之涵義，並無擁有任何本公司股份之權益。

除上述披露者外，並無其他就史女士重選而需要使本公司股東知悉的事項。

下列為將於股東週年大會重選連任董事的資料：

汪顧亦珍女士
非執行董事
名譽主席

汪顧亦珍女士，八十八歲，本公司名譽主席及德昌電機集團創辦人之一。汪女士在一九八四年擔任本集團副主席，並曾積極參予本集團之早期發展。汪女士是聯亞集團有限公司榮譽主席。她過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，汪女士與本公司並無訂立任何服務合約，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由酬金委員會參照市場的情況而釐定。截至二零零五年三月三十一日止年度，汪女士收取69,743美元的董事酬金。

汪女士為本公司主席及行政總裁汪穗中博士、副主席汪詠宜女士及非執行董事汪建中先生之母親。於最後實際可行日期，汪氏家族聯繫之若干信託管理人直接或間接擁有本公司2,183,600,640股（百分之五十九點四）股份。除上述披露者外，按《證券及期貨條例》第XV部之涵義，汪女士並無擁有其他本公司股份之權益。

除上述披露者外，並無其他就汪女士之重選而需要使本公司股東知悉的事項。

Arkadi Kuhlmann先生
獨立非執行董事
薪酬委員會主席

Arkadi Kuhlmann 先生，五十七歲，二零零三年成為本公司獨立非執行董事。彼於銀行業積累二十六年行政經驗；現任受監管存款機構美國 ING Bank FSB 主席及行政總裁，並為荷蘭阿姆斯特丹 ING Group 管理委員會委員。 Kuhlmann 先生曾分別於加拿大、美國、英國、澳洲及香港超過十家公營及私營公司擔任董事。Kuhlmann 先生過去三年並無在其他上市公司擔任董事職務。

除上述披露者外，Kuhlmann 先生與本公司並無訂立任何服務合約，其委任年期為兩年，惟須根據公司細則之規定，於本公司股東週年大會上輪值告退及膺選連任。支付予董事的袍金由薪酬委員會參照市場的情況而釐定。截至二零零五年三月三十一日止年度，Kuhlmann 先生收取25,000美元的董事袍金。

Kuhlmann 先生並無與本公司任何董事、高級管理人員、主要或控股股東有任何關連，或按《證券及期貨條例》第XV部之涵義，並無擁有任何本公司股份之權益。

除上述披露者外，並無其他就 Kuhlmann 先生之重選而需要使本公司股東知悉的事項。

能根據資料決定是否投票贊成或反對批准本公司購回其本身股份之決議案。此說明文件載列於本通函附錄乙中。

股東週年大會通告

載有關於重選董事、發行股份授權及購回股份授權決議案的股東週年大會通告已詳載本通函第13至16頁。

隨本通函附股東週年大會適用之代表委任表格。不論　閣下是否擬親自出席大會，務請按照印備之指示填妥代表委任表格，並於股東週年大會指定舉行時間最少四十八小時前交回本公司的香港主要營業地址。即使填妥及交還代表委任表格後，　閣下仍可親自出席大會，並於會上投票。

股東於股東週年大會對建議的決議案要求以投票方式表決之權利，載於本通函附錄丙中。

責任聲明

本通函載有遵照上市規則而提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏其他事實，以致本通函所載任何內容有所誤導。

推薦意見

董事會認為授予董事會股份購回授權及股份發行授權乃符合本公司、本集團及其股東整體之最佳利益，並建議各股東於股東週年大會上投票贊成以上提呈之決議案。

此致

列位股東　台照

汪穗中
主席及行政總裁
謹啟

香港，二零零五年六月二十八日

敬啟者：

建議重選董事及授予發行和購回股份一般授權書

緒言

本通函旨在向　閣下發出股東週年大會通告以及提供在股東週年大會上處理的事宜之資料：(i)重選董事；(ii)授予購回股份的全面授權；及(iii)授予發行股份的一般授權。

重選董事

根據公司細則第109(甲)條，汪顧亦珍女士、Arkadi Kuhlmann先生及Oscar De Paula Bernardes Neto先生須於股東週年大會上輪值告退，並願膺選連任。

根據公司細則第100條，史美倫女士（於二零零四年九月二十日獲委任）將於股東週年大會上退任，並願膺選連任。

彼等資料詳載於本通函附錄甲。

股份發行授權

於二零零四年七月二十日董事會亦獲授予一項一般及無條件授權，以配發、發行及處置不超過於當日本公司已發行股本賬面總值百分之五的外加股份。

該項一般授權將於股東週年大會結束時失效。董事會相信更新此一般授權乃符合本公司及股東的利益，因此，在股東週年大會上將向股東尋求授予董事會發行股份授權，以配發、發行及處置本公司的外加股份，而最大數量為(i)本公司於通過批准股份購回授權的決議案後購回本公司股份的數目及(ii)在通過此項決議案當日本公司已發行股本賬面總值的百分之五。

股份購回授權

於二零零四年七月二十日董事會獲授予一項一般及無條件授權，以行使購回本公司股份。此項授權將於行將舉行之股東週年大會結束時失效，故建議　閣下批准於股東週年大會上提呈一項普通決議案，授予董事會購回股份授權。根據股份購回規則之要求，本公司須向各股東送呈一份說明文件，載列合理地必需之資料。使各股東

德昌電機控股有限公司

(在百慕達註冊成立之有限公司)

董事會

* 汪顧亦珍
名譽主席

汪穗中*JP*
主席及行政總裁

汪詠宜
副主席

\# Peter Stuart Allenby Edwards

\# Patrick Blackwell Paul

\# Arkadi Kuhlmann

汪立忠
執行董事

\# Oscar De Paula Bernardes Neto

* 汪建中

\# Michael John Enright

\# 史美倫

* *非執行董事*
\# *獨立非執行董事*

香港主要營業地址

香港新界大埔大埔工業邨
大順街6-22號德昌大廈

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

「股份購回規則」	指	聯交所訂定管制在聯交所擁有第一上市地位的公司在聯交所購回本身證券的有關規例
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「股東」	指	已登記的已發行股份持有人
「股份」	指	本公司股本中每股面值0.0125港元之股份
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港收購及合併守則
「港元」	指	香港法定貨幣港元
「%」	指	百分比

在本通函及附錄內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零五年七月二十七日正午十二時假座香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行的股東週年大會或任何延期舉行的該大會，大會通告載於本通函第13至第16頁
「聯繫人」	指	上市規則所載涵義
「董事會」	指	本公司之董事會或獲董事會正式委任之委員會
「公司細則」	指	本公司的公司細則
「本公司」	指	德昌電機控股有限公司，於百慕達註冊獲豁免之有限公司，其股份在聯交所上市
「關連人士」	指	上市規則所載涵義
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「發行股份授權」	指	股東週年大會通告第七項決議案所述擬提呈之普通決議案
「最後實際可行日期」	指	二零零五年六月二十二日，即本通函付印前確定本通函所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則(經不時修訂)
「股東週年大會通告」	指	載於本通函第13至16頁股東週年大會通告
「購回股份授權」	指	股東週年大會通告第八項決議案所述擬提呈之普通決議案
「購回建議」	指	授予董事會一般授權之購回建議，以行使本公司權力，在購回決議案所述期間內購回最多達於購回決議案通過當日本公司已發行股本百分之十之股份

目　錄

此乃要件　請即處理

閣下如對本文件各方面或應辦之手續**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之德昌電機控股有限公司股份全部**售出**，應立即將本文件送交買主，或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。


JOHNSON
ELECTRIC
innovating motion

德昌電機控股有限公司

（在百慕達註冊成立之有限公司）

（股份代號：179）

建議
重選董事、
一般性授權
發行股份和購回股份
及
股東週年大會通告

德昌電機控股有限公司謹訂於二零零五年七月二十七日正午十二時在香港中區法院道太古廣場港島香格里拉酒店五樓泰山廳舉行股東週年大會，有關通告載於本通函第13至16頁，無論　閣下能否出席大會，務請按隨附之代表委任表格上印備之指示將該表格填妥及盡快交回本公司香港主要營業地址，地址為香港新界大埔大埔工業邨大順街6-22號德昌大廈，惟無論如何最遲須於有關大會或其任何續會指定舉行時間四十八小時前送達。股東填妥代表委任表格後，仍可親自出席大會並於會上投票。

二零零五年六月二十八日